UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2009

Commission file number 001-14540

Deutsche Telekom AG
(Translation of Registrant’s Name into English)

Friedrich-Ebert-Allee 140,
53113 Bonn,
Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

Deutsche Telekom 1. - 3. Quartal 2009

Deutsche Telekom at a glance.

	Q3 2009 millions of €	Q3 2008 millions of €	Change %	Q1 - Q3 2009 millions of €	Q1 - Q3 2008 millions of €	Change %	FY 2008 millions of €
Net revenue	16,262	15,454	5.2	48,402	45,557	6.2	61,666
Domestic	7,201	7,158	0.6	20,961	21,596	(2.9)	28,885
International	9,061	8,296	9.2	27,441	23,961	14.5	32,781
EBIT (profit from operations)	2,498	2,313	8.0	4,754	6,479	(26.6)	7,040
Special factors affecting EBITa	(145)	(360)	59.7	(2,064)	(385)	n.a.	(1,780)
Adjusted EBITa	2,643	2,673	(1.1)	6,818	6,864	(0.7)	8,820
Adjusted EBIT margina (%)	16.3	17.3		14.1	15.1		14,3
Profit (loss) from financial activities	(802)	(679)	(18.1)	(2,559)	(2,332)	(9.7)	(3,588)
Profit before income taxes	1,696	1,634	3.8	2,195	4,147	(47.1)	3,452
Depreciation, amortization and impairment losses	(2,896)	(2,581)	(12.2)	(10,609)	(7,936)	(33.7)	(10,975)
EBITDAb	5,394	4,894	10.2	15,363	14,415	6.6	18,015
Special factors affecting EBITDAa,b	(134)	(360)	62.8	(235)	(375)	37.3	(1,444)
Adjusted EBITDAa,b	5,528	5,254	5.2	15,598	14,790	5.5	19,459
Adjusted EBITDA margina,b (%)	34.0	34.0		32.2	32.5		31,6
Net profit	959	895	7.2	356	2,213	(83.9)	1,483
Special factorsa	(115)	(287)	59.9	(2,129)	(352)	n.a.	(1,943)
Adjusted net profita	1,074	1,182	(9.1)	2,485	2,565	(3.1)	3,426
Earnings per share/ADSc, basic/diluted (€)	0.22	0.21	4.8	0.08	0.51	(84.3)	0,34
Cash capexd	(2,131)	(2,137)	0.3	(6,953)	(5,766)	(20.6)	(8,707)
Net cash from operating activities	5,343	4,285	24.7	11,821	11,298	4.6	15,368
Free cash flow (before dividend payments)e	3,286	2,196	49.6	5,106	5,788	(11.8)	7,033
Equity ratiof (%)	-	-		32.2	34.3		32,3
Net debte	-	-		42,389	39,449	7.5	38,158

Number of employees at balance sheet date.

	Sept. 30, 2009	June 30, 2009	Change Sept. 30, 2009/ June 30, 2009%	Dec. 31, 2008	Change Sept. 30, 2009/ Dec. 31, 2008%	Sept. 30, 2008	Change Sept. 30, 2009/ Sept. 30, 2008%
Deutsche Telekom Group	259,973	261,373	(0.5)	227,747	14.1	230,079	13.0
Non-civil servants	229,377	229,990	(0.3)	195,634	17.2	196,940	16.5
Civil servants (domestic)	30,596	31,383	(2.5)	32,113	(4.7)	33,139	(7.7)

Number of fixed-network and mobile customers.

		Sept. 30, 2009	June 30, 2009	Change Sept. 30, 2009/ June 30, 2009%	Dec. 31, 2008	Change Sept. 30, 2009/ Dec. 31, 2008%	Sept. 30, 2008	Change Sept. 30, 2009/ Sept. 30, 2008%
Fixed-network linesg,h	(millions)	38.9	39.6	(1.8)	41.1	(5.4)	42.0	(7.4)
Retail broadband linesi,h	(millions)	14.7	14.5	1.4	13.6	8.1	12.9	14.0
Mobile customersh,j	(millions)	150.9	149.8	0.7	147.6	2.2	144.7	4.3

a
For a detailed explanation of the special factors affecting EBIT, adjusted EBIT, the EBIT margin, and the special factors affecting EBITDA, adjusted EBITDA, the adjusted EBITDA margin and the special factors affecting profit/loss after income taxes and the adjusted net profit, please refer to “Reconciliation of pro forma figures,” page 65 et seq.

b	Deutsche Telekom defines EBITDA as profit/loss from operations before depreciation, amortization and impairment losses.
c	One ADS (American Depositary Share) corresponds to one ordinary share of Deutsche Telekom AG.
d	Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.
e	For detailed information and calculations, please refer to “Reconciliation of pro forma figures,” page 68 et seq.
f	Based on shareholders’ equity excluding amounts earmarked for dividend payments, which are treated as current liabilities.
g	Lines in operation. Telephone lines (excluding internal use and public telecommunications), including wholesale services and business customers.
h
The fixed-network and mobile communications operations of the OTE group, which have been fully included since the beginning of February 2009, are shown in the Southern and Eastern Europe operating segment effective July 1, 2009. Prior-year figures have been adjusted on a pro forma basis.

i	Broadband lines in operation.
j
Number of customers of the fully consolidated mobile communications companies of the Germany, Europe (including Virgin Mobile), United States, and Southern and Eastern Europe segments. Effective July 1, 2009, the mobile communications business of COSMOTE (entity of the OTE group) in Greece, Romania, Bulgaria and Albania is included in the Southern and Eastern Europe operating segment. Prior-year figures have been adjusted on a pro forma basis.

Deutsche Telekom 1. - 3. Quartal 2009

Developments in the Group.

Net revenue of the Group increased by 6.2 percent year-on-year in the first nine months of 2009 to EUR 48.4 billion.

Domestic net revenue was EUR 21.0 billion, EUR 0.6 billion lower than in the first nine months of 2008. International net revenue increased year-on-year by EUR 3.5 billion to EUR 27.4 billion. The proportion of net revenue generated outside Germany increased from 52.6 percent to 56.7 percent.

Group EBITDA in the first nine months of 2009 rose to EUR 15.4 billion compared with EUR 14.4 billion in the prior-year period. Group EBITDA adjusted for special factors1 increased from EUR 14.8 billion in the prior-year period to EUR 15.6 billion.

Net profit amounted to EUR 0.4 billion in the first nine months of 2009, compared with a net profit of EUR 2.2 billion in the first three quarters of 2008.

Net profit adjusted for special factors1 amounted to EUR 2.5 billion, slightly lower than in the first nine months of 2008.

Free cash flow2 before dividend payments was EUR 5.1 billion compared with EUR 5.8 billion in the first three quarters of 2008.

Net debt3 increased by EUR 4.2 billion compared with the end of 2008 to EUR 42.4 billion.

1
For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, special factors affecting profit/loss after income taxes and adjusted net profit, please refer to “Reconciliation of pro forma figures,” page 65 et seq.

2	For the calculation of free cash flow, please refer to “Reconciliation of pro forma figures,” page 68.
3	For detailed information and calculations, please refer to “Reconciliation of pro forma figures,” page 69.

Deutsche Telekom 1. - 3. Quartal 2009

T-Share price performance.

Performance of the T-Share, Jan. 1 – Sept. 30, 2009.

		Sept. 30, 2009	Sept. 30, 2008	Dec. 31, 2008
Xetra closing prices	(€)
Exchange price at the balance sheet date		9.33	10.77	10.75
High (in the reporting period)		11.39	15.55	11.87
Low (in the reporting period)		7.93	10.02	9.00

Weighting of the T-Share in major stock indexes
DAX 30	(%)	5.6	5.8	7.2
Dow Jones Europe STOXX Telecommunications©	(%)	8.8	10.1	10.8

Market capitalization	(billions of €)	40.8	47.0	46.9
Shares issued	(millions)	4,361.32	4,361.32	4,361.32

The equity markets continued to recover in the third quarter of 2009. The various monetary and fiscal policy measures taken to stabilize the global financial system and the economy showed positive results. In the third quarter of 2009, many economic indicators suggested that the global recession may soon be over. Buoyed by the positive economic reports and company announcements, most of the leading international share indexes reached new annual highs in September 2009. Since the start of the year, the DAX has gained 18 percent and the Dow Jones Europe STOXX 50 and S&P 500 around 17 percent, while the Nikkei 225 was trading around 14.4 percent higher at the reporting date.

European telecommunications stocks, which tend to be less sensitive to economic fluctuations than those of other industries, also participated in the upturn on the equity markets. In the third quarter of 2009, the Dow Jones Europe STOXX Telecommunications© sector index gained 14.2 percent, an increase of 6.7 percent since January 1, 2009.

Over the third quarter of 2009, the T-Share recovered from the lows of the previous quarter, appreciating by 11.1 percent. Compared with January 1, 2009, Deutsche Telekom’s share price was down 13.2 percent after payment of the dividend.

Corporate governance.

The Supervisory Board and Board of Management of Deutsche Telekom AG declared on August 28, 2009 that, in the period since submission of the most recent declaration of conformity pursuant to § 161 of the German Stock Corporation Act on December 4, 2008, Deutsche Telekom AG has complied with the recommendations of the Government Commission of the German Corporate Governance Code, published by the Federal Ministry of Justice on August 8, 2008 in the official section of the electronic Federal Gazette (Bundesanzeiger), without exception.

The Supervisory Board and Board of Management of Deutsche Telekom AG declared further on August 28, 2009 that Deutsche Telekom AG complies with the recommendations of the Government Commission of the German Corporate Governance Code, published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette (Bundesanzeiger) on August 5, 2009, without exception.

The full text of the Declaration of Conformity can be found on the Deutsche Telekom website (www.telekom.com) under Investor Relations in the Corporate Governance section.

Deutsche Telekom AG shares are listed as American Depositary Shares (ADSs) on the New York Stock Exchange (NYSE). As a result, Deutsche Telekom is subject to NYSE listing rules as well as to U.S. capital market legislation, in particular the Sarbanes-Oxley Act of 2002 and associated regulations of the Securities and Exchange Commission (SEC) for listed foreign entities. A general summary of the main differences between German corporate governance rules and those of the NYSE that apply to listed companies is included in Deutsche Telekom’s Annual Report on Form 20-F for the 2008 financial year, which is available on the Deutsche Telekom website (www.telekom.com) under Investor Relations in the Publications section. This summary can also be found on the Deutsche Telekom website (www.telekom.com) under Investor Relations in the Corporate Governance section.

Interim Group management report.

Highlights.

Events in the third quarter of 2009.

Group.

Deutsche Telekom and France Télécom plan to merge T-Mobile UK and Orange UK to create a new mobile champion in the United Kingdom.

On September 8, 2009, Deutsche Telekom AG and France Télécom SA announced that they had entered into exclusive negotiations to merge T-Mobile UK and Orange UK into a joint venture which is to become the largest mobile carrier in the United Kingdom. By integrating Orange Broadband, the joint venture will also have the capability to offer convergence solutions to its customers.

The board of directors and the management of the new joint venture company will have balanced representation from Deutsche Telekom and France Télécom. The T-Mobile UK and Orange UK brands will be maintained for 18 months after the completion of the transaction. Prior to the signing, both Deutsche Telekom and France Télécom will undertake confirmatory due diligence and the definitive documentation will be drawn up. The entire transaction is subject to approval by the relevant competition authorities in particular.

Save for Service target exceeded again.

The Save for Service cost-cutting program announced in 2006 which aims to realize potential savings of between EUR 4.2 and EUR 4.7 billion until 2010 exceeded the cumulative savings of EUR 4.9 billion recorded effective June 30, 2009 once again by EUR 0.5 billion, bringing cumulative savings up to EUR 5.4 billion effective September 30, 2009.

Issuances in the third quarter of 2009.

Deutsche Telekom AG has made a private placement in the amount of EUR 350 million with a 12-year term via its financing subsidiary, Deutsche Telekom International Finance B.V.

Competitive workforce: Cutbacks, reorganization and development.

In the Group’s domestic operations, socially responsible measures were used for further staff reduction in the third quarter of 2009, essentially by means of voluntary redundancies, partial and early retirement, and employment opportunities for civil servants and employees offered by Vivento, especially in the public sector.

On September 1, 2009, some 3,600 young people started their vocational training with Deutsche Telekom AG. Deutsche Telekom is currently training around 11,000 young people, including several hundred students in cooperative degree programs. This year, the number of first semester places has doubled to 400, further expanding the foundation for recruiting junior professionals.

Furthermore, around 3,300 staff have already been recruited as part of the approximately 3,500 planned new hires for 2009 – around 1,100 of which are professionals and approximately 2,200 junior staff.

Deutsche Telekom launches new sustainability drive. Top ranking in sustainability indexes.

Deutsche Telekom launched a new campaign under the motto “Big changes start small!” for the protection of the environment and society on September 5, 2009. The focus of this campaign is on presenting Deutsche Telekom products and services which help customers to act responsibly and to make their lives easier at the same time. The topics covered by the campaign include online billing, child protection software, cell phone return, energy-efficient telephones, fair procurement, smart metering, and environmentally friendly download portals.

In the company evaluation carried out by the Zurich-based agency SAM Research AG, Deutsche Telekom has qualified once again for the most renowned sustainability indexes, the Dow Jones Sustainability Index World and Dow Jones Sustainability STOXX. This year, Deutsche Telekom was evaluated for the first time in the mobile communications sector and was immediately awarded the coveted title of sector leader. In 2009, Deutsche Telekom came in second in the sustainability performance evaluation in the overall telecommunications sector (mobile communications and fixed network).

Germany.

Deutsche Telekom expands cooperation with municipalities.

Deutsche Telekom is substantially expanding its cooperation with municipal authorities for broadband roll-out. The Company has decided to conclude a significantly greater number of publicly tendered contracts/cooperation agreements this year than previously planned. Deutsche Telekom is thus supporting the German government’s aim to push ahead with broadband expansion in Germany and to roll out modern telecommunications infrastructure in rural areas. Around 750 cooperation agreements are scheduled to be concluded with municipalities.

Continuous expansion of the terminal portfolio and new, innovative applications.

T-Mobile was the first European license holder to launch the latest generation of mobile mailboxes at the beginning of August 2009. Mobilbox Pro allows users to have voice messages displayed and save time by choosing the order of message retrieval. It was also at the beginning of August 2009 that T-Mobile introduced the follow-up model of the successful T-Mobile G1 – the Mobile G2 Touch. In addition, the T-Mobile Pulse is exclusively available from T-Mobile.

Since August 2009, T-Mobile has been the only network operator in Germany to transmit the 1st and 2nd Bundesliga soccer matches live on cell phones with LIGA total! In addition, the T-Mobile TV service has been improved and extended to include new channels.

Specially tailored rate plans and network access services enable T-Mobile to strengthen its position in the machine-to-machine (M2M) technology area. The T-Energy smart metering platform developed by Deutsche Telekom will support energy utilities with implementing the German Energy Management Act (Energiewirtschaftsgesetz).

United States.
Roll-out of 3G network.

T-Mobile USA continues to invest in the UMTS/HSDPA (3G) network, which covered 167 million people as of the end of September 2009, up from 113 million at the end of June. The 3G network remains on track to cover approximately 200 million people nationwide by the end of 2009, and will be enabled for 7.2 Mbit/s. An HSPA+ network trial with a top data speed of 21 Mbit/s was launched in Philadelphia in September 2009.

Strong improvements in 3G converged devices line-up.

With the launches in the third quarter of 2009 of the myTouch 3G, Dash 3G, and HTC Touch Pro 2, T-Mobile USA continues to significantly increase its 3G converged device line-up in 2009.

RadioShack distribution commenced.

In August 2009 T-Mobile USA’s products and services started being offered in more than 4,000 RadioShack stores across the United States and Puerto Rico, almost doubling T-Mobile USA’s national retail distribution network.

Continued independent recognition of T-Mobile USA’s industry-leading customer service.

In the third quarter of 2009 T-Mobile USA achieved the highest ranking  in a tie with Verizon Wireless for the J.D. Power and Associates 2009 Wireless Customer Care Performance Study – Volume 2. Since 2004, T-Mobile USA has received the highest ranking, including two ties, in nine of the last 10 Customer Care Performance Studies conducted by J.D. Power and Associates.

T-Mobile USA received the highest ranking in the third quarter of 2009 among national wireless carriers in the J.D. Power and Associates 2009 Wireless Retail Sales Satisfaction Study – Volume 2.

Europe.

Strategic partnerships safeguard Deutsche Telekom’s status as the leading provider for connected life and work.

T-Mobile and Sierra Wireless have agreed to cooperate in the area of machine-to-machine (M2M) communication to develop portfolios of solutions for the growing M2M market in Europe.

T-Mobile and NAVIGON are intensifying their strategic partnership. Following the joint introduction of innovative navigation solutions for the iPhone as well as for Android and Windows Mobile-based smartphones, the two companies have developed a M2M telematic solution that enables customers to retrieve comprehensive information, tips, and advice about routes and destinations across Europe. T-Mobile exclusively markets this navigation solution on a Europe-wide basis in cooperation with NAVIGON.

Modernization and continued expansion of network infrastructure.

T-Mobile Austria has implemented the world’s first test of mobile multi-user broadband services on an LTE-based next generation mobile network (NGMN) in the city of Innsbruck. Implemented in cooperation with Huawei, the project is the largest European test network covering 60 radio cells that have been in operation since the beginning of July 2009. In the trials, new NGMN mobile handsets were used that reached speeds of up to 50 Mbit/s per device.

In the Netherlands, the mobile virtual network operator (MVNO) Tele2 took first steps to switch its host network over to T-Mobile Netherlands. On September 1, 2009, Tele2 started migrating its customers to T-Mobile’s mobile communications network. Tele2 customers now have access to mobile broadband services for the first time.

In August 2009, T-Mobile CZ and Nokia Siemens Networks signed an agreement on the roll-out of a 3G network. The HDSPA-based network is scheduled to be launched in Prague at the end of 2009.

Southern and Eastern Europe.

Expansion of IPTV and TV services in Greece.

On July 31, 2009, Hellas Sat (part of the OTE group) and Greece signed a license agreement for satellite TV services. This license enables the OTE group to offer pay TV services via the Hellas Sat 2 satellites, expanding its TV offering for customers in Greece.

Conn-x TV, OTE’s IPTV service, has been available in more than 40 Greek towns and cities since September 2009. With Conn-x TV, subscribers can enjoy 40 thematic television channels, video on demand, and three exclusive sports channels.

Magyar Telekom reaches agreement with trade unions.

In September 2009, Magyar Telekom reached an agreement with the trade unions on wage development, headcount reduction, and lowering additional employee allowances for 2010. The agreement also includes arrangements for future additional severance payments which are gradually to be reduced to one third of the current level in the period from 2011 to 2014. By the end of 2010, total severance expenses related to the headcount reduction will reach HUF 7 billion (EUR 26 million as of the reporting date), the majority of which will be incurred before the end of 2009.

Systems Solutions.

Deutsche Telekom acquires hosting business of SAP AG in Europe.

T-Systems will take over SAP’s hosting customers in Europe, as recently agreed between Deutsche Telekom’s corporate customer arm and the software company. In the future, T-Systems will support the software applications of almost 90 SAP customers in its data centers.

Nobel Biocare relies on T-Systems for global telecommunications.

Nobel Biocare Holding AG has entrusted T-Systems with setting up and operating its international corporate network, helping the global market leader in innovative restorative and aesthetic dental solutions to enhance its transnational telecommunications at 40 locations, thus controlling its production capacity.

Course set for further staff restructuring at T-Systems.

At the end of 2008 the management of T-Systems adopted a workforce restructuring program. In August 2009, the company reached an agreement with the central works council and employee representatives on the joint steps to be taken. T-Systems will shed just under 3,000 jobs in 2009 and 2010. Essentially, this will affect the business areas of Systems Integration (development and maintenance of software applications) and ICT Operations (operation of networks as well as data centers and storage systems). The goal is to make the transition as socially compatible as possible. Protection from compulsory redundancy up to mid-2012 has been agreed for the employees of T-Systems. At Systems Integration and ICT Operations, this protection will not become effective before completion of the restructuring measures required in these two units. The restructuring program will start at Systems Integration. T-Systems will have evaluated by the end of 2009 to what extent the employees in this unit made use of voluntary offers. If staff who are affected by the changes have not found alternative employment by then, they will be able – for a limited period – to move to a transitional company which T-Systems will be setting up together with Vivento, Deutsche Telekom’s personnel service provider, in line with the legally prescribed procedure. Employees who transfer to this transitional company will have their contracts with T-Systems terminated and will receive support from Vivento in their search for new jobs. A similar approach will be taken at ICT Operations after the end of the first quarter of 2010.

Overall economic situation/industry situation/regulation.

Global economic development.

As a result of the stabilization of the financial and capital markets, the global economic recession might have bottomed out by the end of the third quarter of 2009. In its 2009 Fall Report for the Federal Ministry of Economics and Technology, the Joint Diagnosis project group reported that the global economy is on the road to recovery, as suggested by various economic indicators: New orders, industrial production, and international trade have risen again, albeit at different levels in different countries. In some industrialized nations, the stabilizing effect of private consumption already lifted gross domestic product (GDP) again slightly in the second quarter of 2009, while the slowdown decreased considerably. In Germany, the economy stabilized at a lower level of production. Above all in Asia – with the exception of Japan – macroeconomic production has been markedly rising once more since the beginning of the second half of 2009.

Outlook.

Leading economic research institutes are forecasting that the global economy will gain little momentum next year despite having picked up speed in the third quarter of 2009 on the back of economic stimulus packages and a rebound in international trade. Due to the lack of new economic recovery programs, indications that energy prices will rise, high risk premiums, further possible write-downs on the loan portfolios of the financial institutions, and a further drop in employment caused by the slump in production, the industrialized countries, in particular, may not see production surge next year following this year’s sharp decline.

Overall economic risks.

The key risks to the global economy still include developments on the financial and equity markets. While markets have calmed and in some cases experienced considerable growth, they could suffer a setback at any time owing to the still precarious situation of banks in the United States and Western Europe. Abandoning the current expansionary trend in monetary and financial policy at the wrong time could also drag down the global economy. Were a neutral monetary policy to be re-adopted for the coming years and were governments forced to focus their financial policy on a sustainable consolidation course on account of the high budget deficits, inflation expectations could increase and capital market interest rates could rise quickly, impacting economic recovery again.

Telecommunications market.

In the third quarter of 2009, the BITKOM sector index recorded growth in the IT and telecommunications sector for the first time since the onset of the financial and economic crisis. The BITKOM sector index rose by 18 points in the third quarter of 2009 and now, at minus 7 points, is slightly higher than the Ifo index for the economy as a whole, the highest increase in five years.

The results of the international delphi study, which surveyed 551 decision-makers from politics, industry, and science on key developments in their sectors, also show that the IT and telecommunication sector is emerging from the crisis with renewed strength. 58 percent of German industry observers firmly believe that the German IT sector will emerge from the current economic crisis stronger than before. 37 percent of respondents are of the opinion that the importance of the telecommunications sector will increase after the economic crisis. U.S. experts hold a similar view. Of those surveyed in the United States,70 percent expect the IT sector to emerge from the crisis with renewed strength and 74 percent say the same of the telecommunications sector.

Deutsche Telekom 1. - 3. Quartal 2009

Regulatory situation.

Rates regulation for IP-Bitstream Access.

On September 14, 2009, the Federal Network Agency set new rates for the IP-Bitstream Access wholesale product. The Stand Alone version, for which end customers no longer need a separate telephone line in addition to their DSL line, was priced at EUR 18.32 per month with retroactive effect as of July 1, 2009. As of this date, Deutsche Telekom had already voluntarily offered IP-BSA customers a discounted price of EUR 18.62 per month for the provision of an IP-BSA Stand Alone line. The approval will expire on November 30, 2010. Before that date, the Federal Network Agency will conduct a new market analysis and then issue a new regulatory order for IP-Bitstream Access.

Terms and conditions for the award of new spectrum.

The Federal Network Agency published the terms and conditions and the auction rules governing the award of spectrum in the 800 MHz, 1.8 GHz, 2 GHz, and 2.6 GHz bands in the Official Gazette and invited public comments. The commenting phase has since closed. Consultation with the Advisory Council of the Federal Network Agency took place on October 12, 2009. The final terms and conditions and the auction rules were published in the Official Gazette on October 21, 2009. The registration period for the auction will end January 21, 2010.

Market analysis and regulatory order on bitstream access.

According to the key elements of the draft market analysis and regulatory order on bitstream access published on October 21, 2009, the Federal Network Agency intends to rely on ex-post regulation, to allocate the new VDSL wholesale services to the regulated market for bitstream access, and to maintain the delineation of markets on a national basis. The draft requires the Wholesale Internet Access-Gate product also to be subjected to (ex post) regulation. The final version will be published and will enter into force in late 2009 or early 2010.

Group organization.

Since July 1, 2009, Deutsche Telekom’s organizational structure has reflected the realigned management structure approved by the Supervisory Board on April 29, 2009. The new structure increases regional market responsibility in the combined fixed-network and mobile communications business. The realignment also resulted in a change to the structure of the operating segments from July 1, 2009. Since July 1, 2009, Deutsche Telekom has reported on the five operating segments Germany, United States, Europe, Southern and Eastern Europe, and Systems Solutions as well as on Group Headquarters & Shared Services.

The business activities in four of these five operating segments are assigned by regions and in the fifth by customers and products.

The Germany operating segment comprises all fixed-network and mobile activities in Germany. In addition, the operating segment provides wholesale telecommunications services for the Group’s other operating segments. The United States operating segment combines all mobile activities in the U.S. market. The Europe operating segment covers all activities of the mobile communications companies in the United Kingdom, Poland, the Netherlands, the Czech Republic and Austria, as well as the International Carrier Sales and Services unit, which provides wholesale telecommunications services for the Group’s other operating segments. The Southern and Eastern Europe operating segment comprises all fixed-network and mobile communications operations of the national companies in Hungary, Croatia, Slovakia, Greece, Romania, Bulgaria, Albania, Macedonia, and Montenegro.

Fixed-network business includes all voice and data communications activities based on fixed-network and broadband technology. This includes the sale of terminal equipment and other hardware, as well as the sale of services to resellers.

The mobile communications business offers mobile voice and data services to consumers and business customers. Mobile terminals and other hardware are sold in connection with the services offered. In addition, T-Mobile services are sold to resellers and to companies that buy network services and market them independently to third parties (MVNOs).

The Systems Solutions operating segment bundles business with ICT products and solutions for large multinational corporations under the T-Systems brand. The operating segment offers its customers information and communication technology (ICT) from a single source. It develops and operates infrastructure and industry solutions for multinational corporations and public institutions. The products and services offered range from standard products and IP-based high-performance networks through to complete ICT solutions.

Group Headquarters & Shared Services comprises Service Headquarters and those subsidiaries of Deutsche Telekom AG that are not allocated to the operating segments.

The around 160,000 business customers of the Systems Solutions operating segment (called the Business Customers operating segment until December 31, 2008), which were transferred to the Broadband/Fixed Network operating segment as of January 1, 2009, have been included in the Germany operating segment since July 1, 2009.

All of the information presented here has been incorporated into the following tables, and prior-year and comparative figures have been adjusted accordingly.

Development of business in the Group.

Net revenue.

In the first nine months of the 2009 financial year, Deutsche Telekom generated a year-on-year revenue increase of EUR 2.8 billion or 6.2 percent. The first-time full consolidation of the OTE group was the primary driver behind the rise, contributing EUR 3.9 billion. Adjusted for the effects of changes in the consolidated group (EUR 4.0 billion) and positive exchange rate effects (EUR 0.2 billion), net revenue was down on the prior-year level.

Revenue in Deutsche Telekom’s operating segments developed as follows:

The Germany operating segment recorded a 3.9-percent decrease in revenue year-on-year to EUR 19.0 billion, mainly due to line losses resulting from increased competition in the fixed network and regulatory pricing measures relating to fixed-network and mobile communications.

The EUR 1.2 billion revenue increase in the United States operating segment in the first nine months of the financial year was primarily the result of positive exchange rate effects from the translation of U.S. dollars to euros. Adjusted for exchange rate effects revenue decreased slightly, due in particular to lower revenue per customer.

Revenue from the Europe operating segment declined by EUR 1.0 billion or 11.7 percent year-on-year to EUR 7.6 billion. EUR 0.8 billion of this decline was caused by exchange rate effects from the translation of pounds sterling, Polish zlotys and Czech korunas to euros. The strained macroeconomic situation and strong competitive pressure continue to impact negatively on revenue.

Revenue in the Southern and Eastern Europe operating segment increased by EUR 3.6 billion year-on-year as a result of the first-time full consolidation of OTE. By contrast, revenue in Hungary decreased by EUR 0.3 billion, EUR 0.2 billion of which was due to negative exchange rate effects.

The Systems Solutions operating segment recorded a revenue decrease of EUR 0.3 billion or 5.0 percent, largely due to lower revenues in the Systems Integration and Telecommunications units as a result of tougher competition.

	Q1 2009 millions of €	Q2 2009 millions of €	Q3 2009 millions of €	Q3 2008 millions of €	Change %	Q1 - Q3 2009 millions of €	Q1 - Q3 2008 millions of €	Change %	FY 2008 millions of €
Net revenue	15,902	16,238	16,262	15,454	5.2	48,402	45,557	6.2	61,666
Germanya	6,331	6,220	6,471	6,601	(2.0)	19,022	19,792	(3.9)	26,400
United Statesa	4,137	3,918	3,758	3,657	2.8	11,813	10,616	11.3	14,957
Europea	2,436	2,573	2,552	2,940	(13.2)	7,561	8,559	(11.7)	11,354
Southern and Eastern Europe a	1,964	2,516	2,616	1,265	n.a.	7,096	3,499	n.a.	4,645
Systems Solutionsa	2,106	2,179	2,125	2,293	(7.3)	6,410	6,744	(5.0)	9,343
Group Headquarters & Shared Servicesa	618	612	593	748	(20.7)	1,823	2,179	(16.3)	2,781
Intersegment revenueb	(1,690)	(1,780)	(1,853)	(2,050)	9.6	(5,323)	(5,832)	8.7	(7,814)

a	Total revenue (including revenue between operating segments).
b	Elimination of revenue between operating segments.

Contribution of the operating segments to net revenue (after elimination of revenue between segments).

	Q1 - Q3 2009 millions of €	Proportion of net revenue of the Group %	Q1 - Q3 2008 millions of €	Proportion of net revenue of the Group %	Change millions of €	Change %	FY 2008 millions of €
Net revenue	48,402	100.0	45,557	100.0	2,845	6.2	61,666
Germany	17,828	36.8	18,583	40.8	(755)	(4.1)	24,754
United States	11,802	24.4	10,606	23.3	1,196	11.3	14,942
Europe	7,145	14.8	8,142	17.9	(997)	(12.2)	10,798
Southern and Eastern Europe	6,965	14.4	3,382	7.4	3,583	n.a.	4,497
Systems Solutions	4,465	9.2	4,595	10.1	(130)	(2.8)	6,368
Group Headquarters & Shared Services	197	0.4	249	0.5	(52)	(20.9)	307

 With 36.8 percent, the Germany operating segment provided the largest contribution to the net revenue of the Group in the first nine months of 2009. The Southern and Eastern Europe operating segment’s share of net revenue increased considerably due to the first-time full consolidation of OTE. The increase in the contribution of the United States operating segment was due to positive exchange rate effects. The contribution of the Europe and Systems Solutions operating segments to net revenue decreased year-on-year in the first nine months of 2009. This was the result of both lower revenue and, in the Europe operating segment, negative exchange rate effects.

Breakdown of revenue by region.

The proportion of net revenue generated outside Germany in the first nine months of 2009 increased by 4.1 percentage points compared with the prior-year period to reach 56.7 percent, largely due to revenue growth in the regions of Europe and North America. In the Europe region, revenue increased mainly due to the full consolidation of OTE. In North America, revenue was positively impacted by exchange rate effects.

	Q1 2009 millions of €	Q2 2009 millions of €	Q3 2009 millions of €	Q3 2008 millions of €	Change %	Q1 - Q3 2009 millions of €	Q1 - Q3 2008 millions of €	Change %	FY 2008 millions of €
Net revenue	15,902	16,238	16,262	15,454	5.2	48,402	45,557	6.2	61,666
Domestic	6,943	6,817	7,201	7,158	0.6	20,961	21,596	(2.9)	28,885
International	8,959	9,421	9,061	8,296	9.2	27,441	23,961	14.5	32,781
Proportion generated internationally (%)	56.3	58.0	55.7	53.7		56.7	52.6		53.2
Europe (excluding Germany)	4,684	5,363	5,188	4,510	15.0	15,235	12,972	17.4	17,324
North America	4,148	3,928	3,780	3,642	3.8	11,856	10,599	11.9	14,931
Other	127	130	93	144	(35.4)	350	390	(10.3)	526

EBIT.

EBIT of the Deutsche Telekom Group decreased by EUR 1.7 billion year-on-year to EUR 4.8 billion due to an impairment loss recognized in the first quarter of 2009 on goodwill of the cash generating unit T-Mobile UK in the former operating segment Mobile Communications Europe. While EBIT in the Europe and Systems Solutions operating segments in particular decreased, the United States and Southern and Eastern Europe operating segments both reported a year-on-year increase. OTE contributed EUR 0.4 billion to Group EBIT in the first nine months of 2009.

The Germany operating segment recorded a 0.8-percent decrease in EBIT compared with the prior-year period. The reduction in revenues was largely compensated by cost savings.

EBIT increased slightly in the United States operating segment. Adjusted for exchange rate effects, EBIT decreased primarily as a result of the decline in revenues per customer.

An impairment loss of EUR 1.8 billion was recognized on goodwill of the cash generating unit T-Mobile UK in the Europe operating segment in the first quarter of 2009, mainly as a consequence of the significant economic slowdown, tough competition, and regulatory decisions in the United Kingdom.

Furthermore, revenue decreases at T-Mobile UK and T-Mobile CZ and exchange rate effects of EUR 0.2 billion had a negative impact on EBIT.

EBIT generated in the Systems Solutions operating segment in the prior-year period was impacted in particular by the gain on the disposal of Media&Broadcast.

	Q1 2009 millions of €	Q2 2009 millions of €	Q3 2009 millions of €	Q3 2008 millions of €	Change %	Q1 - Q3 2009 millions of €	Q1 - Q3 2008 millions of €	Change %	FY 2008 millions of €
EBITa in the Group	244	2,012	2,498	2,313	8.0	4,754	6,479	(26.6)	7,040
Germany	1,325	1,274	1,409	1,528	(7.8)	4,008	4,040	(0.8)	4,624
United States	530	654	595	570	4.4	1,779	1,656	7.4	2,299
Europe	(1,786)	226	349	201	73.6	(1,211)	486	n.a.	496
Southern and Eastern Europe	504	237	462	371	24.5	1,203	920	30.8	915
Systems Solutions	11	27	16	(11)	n.a.	54	407	(86.7)	81
Group Headquarters & Shared Services	(309)	(344)	(311)	(319)	2.5	(964)	(900)	(7.1)	(1,266)
Reconciliation	(31)	(62)	(22)	(27)	18.5	(115)	(130)	11.5	(109)

a	EBIT is profit/loss from operations as shown in the income statement.

Profit/loss before income taxes.

Profit before income taxes for the first nine months of 2009 was EUR 2.2 billion, down EUR 2.0 billion on the prior-year period. Profit before income taxes was impacted in particular by the impairment loss recognized on goodwill at the cash generating unit T-Mobile UK amounting to EUR 1.8 billion which was reflected in the EBIT of the former operating segment Mobile Communications Europe.

Net profit/loss.

Deutsche Telekom generated a net profit of EUR 0.4 billion in the first nine months of 2009, compared with a net profit of EUR 2.2 billion in the prior-year period due to the aforementioned effects.

EBITDA.

In the first nine months of 2009, Deutsche Telekom generated EBITDA of EUR 15.4 billion (prior year: EUR 14.4 billion). OTE’s contribution to Group EBITDA amounted to EUR 1.5 billion.

Adjusted EBITDA.

EBITDA in the first nine months of 2009 was negatively affected by special factors totaling EUR 0.2 billion. These special factors primarily consisted of staff-related and other restructuring measures in the Germany and Systems Solutions operating segments. In the prior-year period, EBITDA was negatively affected by special factors totaling EUR 0.4 billion. Expenses incurred in connection with staff-related and other restructuring measures as well as with the sale of DeTeImmobilien were partially offset by the gains on the disposal of Media&Broadcast.

EBITDA for the first nine months of 2009, adjusted for the aforementioned special factors, was EUR 15.6 billion compared with EUR 14.8 billion in the prior-year period. OTE, which was fully consolidated for the first time, contributed EUR 1.5 billion to adjusted Group EBITDA in the reporting period.

In the first nine months of 2009, adjusted EBITDA in the Germany operating segment decreased due to the decline in revenue, which was only partially offset by savings in the fixed network.

In the United States operating segment, adjusted EBITDA increased, largely due to positive exchange rate effects. Despite the decrease in revenue, adjusted EBITDA, excluding exchange rate effects, only decreased slightly as a result of cost cutting measures.

In the Europe operating segment, exchange rate effects of EUR 0.2 billion from the translation of pounds sterling, Polish zlotys, and Czech korunas to euros had a negative impact. The decrease in adjusted EBITDA at T-Mobile UK and PTC was attributable to lower revenue, which was not offset by cost savings.

• The increase in adjusted EBITDA in the Southern and Eastern Europe operating segment resulted primarily from the first-time full consolidation of OTE in February 2009. By contrast, adjusted EBITDA decreased at Magyar Telekom and T-Hrvatski Telekom.

Deutsche Telekom 1. - 3. Quartal 2009

In the Systems Solutions operating segment, the increase in adjusted EBITDA was attributable to efficiency measures, which more than offset the decline in revenue.

	Q1 2009 millions of €	Q2 2009 millions of €	Q3 2009 millions of €	Q3 2008 millions of €	Change %	Q1 - Q3 2009 millions of €	Q1 - Q3 2008 millions of €	Change %	FY 2008 millions of €
Adjusted EBITDAa in the Group	4,812	5,258	5,528	5,254	5.2	15,598	14,790	5.5	19,459
Germany	2,363	2,381	2,523	2,610	(3.3)	7,267	7,495	(3.0)	9,764
United States	1,061	1,176	1,089	1,038	4.9	3,326	3,034	9.6	4,240
Europe	467	683	745	765	(2.6)	1,895	2,231	(15.1)	2,939
Southern and Eastern Europe	799	1,002	1,089	593	83.6	2,890	1,603	80.3	2,014
Systems Solutions	211	231	231	203	13.8	673	595	13.1	826
Group Headquarters & Shared Services	(50)	(142)	(112)	74	n.a.	(304)	(40)	n.a.	(181)
Reconciliation	(39)	(73)	(37)	(29)	(27.6)	(149)	(128)	(16.4)	(143)

a
Deutsche Telekom defines EBITDA as profit/loss from operations before depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to “Reconciliation of pro forma figures,” page 65 et seq.

Free cash flow.

Free cash flow decreased in the first nine months of 2009 from EUR 5.8 billion in the prior-year period to EUR 5.1 billion.

Net cash from operating activities amounted to EUR 11.8 billion in the reporting period, an increase of EUR 0.5 billion over the prior-year period. While cash generated from operations improved by EUR 0.8 billion, net interest paid increased by EUR 0.3 billion. The increase in cash generated from operations is the result of several factors, some of which offset each other. The Group’s EBITDA increased by EUR 0.9 billion year-on-year. Taking into consideration the effects of the disposal of fully consolidated companies in 2008 and 2009, this figure is EUR 0.4 billion higher. The change in assets carried as working capital increased by EUR 0.9 billion, mainly as a result of inflows of EUR 0.8 billion from the sale of receivables (factoring). By contrast, the changes in provisions and other liabilities carried as working capital decreased by EUR 1.2 billion year-on-year, mainly due to higher cash outflows for restructuring measures and increased utilization of provisions for personnel costs and provisions for litigation risks and dealers’ commissions. In addition, income tax payments increased by EUR 0.4 billion year-on-year, in particular as a result of the first-time full consolidation of OTE from February 2009. The increase in net interest paid is also largely attributable to this effect.

Cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment increased by EUR 1.2 billion, primarily as a result of the network roll-out in the United States and, to a lesser extent, the United Kingdom.

	Q1 2009 millions of €a	Q2 2009 millions of €	Q3 2009 millions of €	Q3 2008 millions of €	Change %	Q1 - Q3 2009 millions of €	Q1 - Q3 2008 millions of €	Change %	FY 2008 millions of €
Cash generated from operations	3,596	4,215	6,029	4,883	23.5	13,840	13,026	6.2	17,625
Interest received (paid)	(630)	(703)	(686)	(598)	(14.7)	(2,019)	(1,728)	(16.8)	(2,257)
Net cash from operating activities	2,966	3,512	5,343	4,285	24.7	11,821	11,298	4.6	15,368
Cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment	(2,611)	(2,211)	(2,131)	(2,137)	0.3	(6,953)	(5,766)	(20.6)	(8,707)
Free cash flow before proceeds from disposal of intangible assets (excluding goodwill) and property, plant and equipment	355	1,301	3,212	2,148	49.5	4,868	5,532	(12.0)	6,661
Proceeds from disposal of intangible assets (excluding goodwill) and property, plant and equipment	61	103	74	48	54.2	238	256	(7.0)	372
Free cash flow before dividend paymentsb	416	1,404	3,286	2,196	49.6	5,106	5,788	(11.8)	7,033

a	Figures for the first quarter of 2009 have been adjusted. For explanations, please refer to “Selected explanatory notes /Accounting policies.”
b	For detailed information and calculations, please refer to “Reconciliation of pro forma figures,” page 68.

Net debt.

Net debt increased by EUR 4.2 billion compared with the end of 2008 to EUR 42.4 billion.

The first-time full consolidation of OTE in February 2009 and the exercise of Hellenic Republic’s put option I for a further 5 percent of the shares in OTE effective July 31, 2009 contributed EUR 5.0 billion to the increase in net debt. Dividend payments totaling EUR 4.3 billion were a further factor. The positive free cash flow of EUR 5.1 billion had an offsetting effect.

Net debt was EUR 2.6 billion lower at the reporting date than at June 30, 2009, primarily as a result of the positive free cash flow.

	Sept. 30, 2009 millions of €	June 30, 2009 millions of €	Change Sept. 30, 2009/ June 30, 2009%	Dec. 31, 2008 millions of €	Change Sept. 30, 2009/ Dec. 31, 2008%	Sept. 30, 2008 millions of €	Change Sept. 30, 2009/ Sept. 30, 2008%
Bonds	40,572	43,157	(6.0)	34,302	18.3	35,691	13.7
Liabilities to banks	4,617	4,806	(3.9)	4,222	9.4	4,409	4.7
Liabilities to non-banks from promissory notes	1,037	1,029	0.8	887	16.9	848	22.3
Derivative financial liabilities	1,066	752	41.8	1,053	1.2	862	23.7
Lease liabilities	1,943	1,965	(1.1)	2,009	(3.3)	2,029	(4.2)
Other financial liabilities	1,238	1,075	15.2	974	27.1	585	n.a.
Gross debt	50,473	52,784	(4.4)	43,447	16.2	44,424	13.6
Cash and cash equivalents	6,080	5,836	4.2	3,026	n.a.	3,111	95.4
Available-for-sale/ held-for-trading financial assets	249	562	(55.7)	101	n.a.	138	80.4
Derivative financial assets	1,192	937	27.2	1,598	(25.4)	461	n.a.
Other financial assets	563	483	16.6	564	(0.2)	1,265	(55.5)
Net debta	42,389	44,966	(5.7)	38,158	11.1	39,449	7.5

a	For detailed information and calculations, please refer to “Reconciliation of pro forma figures,” page 69.

Development of business in the operating segments.

Germany.

Germany: Customer development and selected KPIs.

	Sept. 30, 2009 millions	June 30, 2009 millions	Change Sept. 30, 2009/ June 30, 2009%	Dec. 31, 2008 millions	Change Sept. 30, 2009/ Dec. 31, 2008%	Sept. 30, 2008 millions	Change Sept. 30, 2009/ Sept. 30, 2008%
Fixed network
Fixed-network linesa	26.7	27.2	(1.8)	28.3	(5.7)	29.0	(7.9)
Retail broadband linesa	11.3	11.2	0.9	10.6	6.6	10.2	10.8
Resale/IP-BSAb	1.8	2.0	(10.0)	2.5	(28.0)	2.9	(37.9)
ULLsc	8.9	8.7	2.3	8.3	7.2	7.9	12.7
IP-BSA SAd	0.5	0.4	25.0	0.2	n.a.	n.a.	n.a.

Mobile communications
Mobile customerse,f	39.3	39.1	0.5	39.1	0.5	38.8	1.3

Totals were calculated on the basis of precise figures and rounded to millions. Percentages are calculated on the basis of figures shown. The Business Customers unit was transferred from the Systems Solutions segment into the former Broadband/Fixed Network segment effective January 1, 2009 and has been reported under the Germany operating segment since July 1, 2009. All prior-quarter and prior-year figures have been adjusted for better comparability.
a	Lines in operation excluding internal use and public telecommunications systems, including IP-based lines and congstar.
b
Resale: Sale of broadband lines based on DSL technology to alternative providers outside Deutsche Telekom, including bundled IP-BSA. In the case of IP-Bitstream Access (IP-BSA), Deutsche Telekom leases DSL lines to the competitor and transports the datastream carried over the lines.

c
Unbundled local loop line: Deutsche Telekom wholesale service that can be leased by alternative telecommunications operators without upstream technical equipment in order to offer their own customers a telephone or DSL line.

d	IP-BSA Stand Alone: wholesale service not bundled with a PSTN line. Allows competitors to offer an all-IP product range.
e	One mobile communications card corresponds to one customer.
f
Due to various rulings on the expiry of prepaid credit and the limited validity of prepaid cards, T-Mobile Deutschland changed its terms of contract and therefore its deactivation policy in the first quarter of 2007 in favor of its prepay customers. These customers can now use their prepaid credit longer than before. As a result of the change in the terms of contract, prepaid contracts no longer end automatically, but run for an unlimited duration and can be terminated by the customer at any time and by T-Mobile with one month’s notice. T-Mobile Deutschland reserves the right to make use of this right of termination and to deactivate cards in the system.

Fixed network. In a more slowly growing broadband market in Germany, the number of retail broadband lines operated by Deutsche Telekom increased by 1.1 million year-on-year to a total of 11.3 million as of September 30, 2009. Since 2007, Deutsche Telekom’s broadband customer market share has remained stable at around 46 percent despite increasingly fierce competition. Broadband net add growth slowed in the third quarter of 2009 due to the expiry of the 24-month contracts for the complete packages marketed very successfully in 2007.

The number of Entertain lines increased to 678,000 by the end of the third quarter of 2009. By that point in time, approximately 885,000 Entertain lines had been sold.

Fixed-network line losses in Germany totaled 573,000 in the third quarter of 2009, roughly the same as in the same prior-year period. The line losses include fixed-network lines previously operated by Deutsche Telekom but now run as IP-based lines by other providers on the basis of the unbundled local loop line (ULL). Other line losses are mainly attributable to customers switching to alternative cable, local network, and mobile operators.

Growth in ULLs slowed down compared with the previous year. In the third quarter of 2009, the number of ULLs rose by 172,000 to 8.9 million. The decrease of 200,000 in resale/IP-BSA lines in the third quarter of 2009 to 1.8 million has partially been offset by the growth in IP-BSA Stand Alone (SA) lines, which were introduced over a year ago and reached a total of 517,000 by the end of the third quarter of 2009.

Mobile communications. The total number of customers in Germany rose to 39.3 million, an increase of 1.3 percent compared with the end of the prior-year quarter.

The higher-value contract customer business developed positively in the third quarter of 2009. Compared with the prior-year quarter, the number of customers increased by 2.4 percent to 17.1 million. The share of contract customers increased year-on-year to 44 percent of the total customer base.

The focus on sustainable growth can clearly be seen in the higher number of high-value calling plans, along with stabilized average revenue and increased usage per customer.

Deutsche Telekom 1. - 3. Quartal 2009

Germany: Development of operations.

	Q1 2009 millions of €	Q2 2009 millions of €	Q3 2009 millions of €	Q3 2008 millions of €	Change %	Q1 - Q3 2009 millions of €	Q1 - Q3 2008 millions of €	Change %	FY 2008 millions of €
Total revenue	6,331	6,220	6,471	6,601	(2.0)	19,022	19,792	(3.9)	26,400
Of which: fixed network	4,724	4,628	4,711	4,884	(3.5)	14,063	14,795	(4.9)	19,782
Of which: mobile communications	1,952	1,947	2,109	2,079	1.4	6,008	6,062	(0.9)	8,069

EBIT (profit from operations)	1,325	1,274	1,409	1,528	(7.8)	4,008	4,040	(0.8)	4,624
EBIT margin (%)	20.9	20.5	21.8	23.1		21.1	20.4		17.5

Depreciation, amortization and impairment losses	(1,016)	(1,085)	(1,037)	(1,019)	(1.8)	(3,138)	(3,121)	(0.5)	(4,180)
EBITDAa	2,341	2,359	2,446	2,547	(4.0)	7,146	7,161	(0.2)	8,804
Special factors affecting EBITDAa	(22)	(22)	(77)	(63)	(22.2)	(121)	(334)	63.8	(960)
Adjusted EBITDAa	2,363	2,381	2,523	2,610	(3.3)	7,267	7,495	(3.0)	9,764
Of which: fixed network	1,609	1,582	1,604	1,647	(2.6)	4,795	4,901	(2.2)	6,400
Of which: mobile communications	761	798	920	964	(4.6)	2,479	2,593	(4.4)	3,364
Adjusted EBITDA margin (%)	37.3	38.3	39.0	39.5		38.2	37.9		37.0
Of which: fixed network	34.1	34.2	34.0	33.7		34.1	33.1		32.4
Of which: mobile communications	39.0	41.0	43.6	46.4		41.3	42.8		41.7

Cash capexb	(800)	(684)	(771)	(684)	(12.7)	(2,255)	(1,843)	(22.4)	(3,038)

Number of employeesc	86,086	85,142	84,369	89,215	(5.4)	85,199	90,888	(6.3)	89,961
Of which: fixed network	80,075	79,064	78,251	83,167	(5.9)	79,130	84,854	(6.7)	83,932
Of which: mobile communications	6,011	6,078	6,118	6,048	1.2	6,069	6,034	0.6	6,029

The contributions of the segments generally show the unconsolidated view, and do not take into consideration consolidation effects at the operating segment level.
Totals were calculated on the basis of precise figures and rounded to millions. Percentages are calculated on the basis of figures shown.
a
Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to “Reconciliation of pro forma figures” in the interim report, page 65 et seq.

b	Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.
c	Average number of employees.

In addition to changes to the Germany operating segment already described, Deutsche Telekom’s reorganization effective July 1, 2009 and the associated changes in the presentation of operating segments also required a number of reallocations within the Group. Power and Air Condition Solution Management GmbH & Co. KG (PASM) is now shown as part of the fixed-network business. The International Carrier Sales and Services business has been transferred to the Europe operating segment. The figures for the mobile communications operations include T-Mobile Deutschland (TMD) and also Deutsche Funkturm GmbH (DFMG). Global Network operations and the share of Deutsche Telekom AG in the Product House have been moved to Group Headquarters & Shared Services. All prior-quarter and prior-year figures have been adjusted for better comparability.

Germany: Revenue.

Total revenue in the Germany operating segment in the first three quarters of 2009 decreased by 3.9 percent year-on-year to EUR 19.0 billion. This decline was mainly caused by the continuing losses of fixed-network lines due to competition and by regulatory pricing measures in fixed-network and mobile communications.

Fixed network. Total fixed-network revenue in the first three quarters of 2009 decreased 4.9 percent year-on-year to EUR 14.1 billion. This decline is primarily attributable to continuing line losses resulting from increased competition, the increased sales of complete packages (telephony and Internet) with a flat-rate component, and falling usage-related charges. Other factors included decreases in revenue from resale and network services, and interconnection. Volume growth in complete packages in the broadband business and in unbundled local loop lines only partially offset the decline in revenue.

Mobile communications. In the first three quarters of 2009, total mobile communications revenue (TMD and  DFMG) decreased by EUR 54 million or 0.9 percent to EUR 6.0 billion. The decrease in revenue at TMD is also attributable to lower national roaming revenues with O2. Furthermore, the more restrictive regulatory environment, in particular lower termination charges from April 1, 2009, and intense competition contributed to this decline.

In addition, continued growth in non-voice revenue had a positive effect. Data revenue alone in the first three quarters of 2009 increased by 51 percent year-on-year.

Germany: Adjusted EBITDA, EBITDA.

Adjusted EBITDA in Germany in the first three quarters of 2009 totaled EUR 7.3 billion. The decrease of EUR 0.2 billion was caused by a reduction in fixed-network revenue, which was not fully offset despite systematic cost cutting. The decrease in adjusted EBITDA from mobile communications is also due to the one-time effect of the disposal of an intangible asset in the previous year.

In the fixed network, adjusted EBITDA of EUR 4.8 billion was generated in the first three quarters of 2009. The adjusted EBITDA margin rose 1.0 percentage point year-on-year to 34.1 percent. Lower revenue-driven costs and reduced costs in particular for rental and personnel made up for a major part of the decrease in revenue in the traditional fixed-network business.

Adjusted EBITDA from mobile communications (TMD und DFMG) in the first three quarters of 2009 totaled EUR 2.5 billion. The adjusted EBITDA margin decreased 1.5 percentage points to 41.3 percent in the same period. These developments are primarily attributable to TMD and are strongly affected by the disposal of an intangible asset in the third quarter of the prior year (which generated a positive EBITDA effect of EUR 0.1 billion). Excluding this sale, both adjusted EBITDA and the EBITDA margin increased. Regulatory factors and the continuing high level of competition in Germany also had a negative impact on EBITDA.

Germany: Cash capex.

Cash capex for the first three quarters of 2009 increased by EUR 0.4 billion year-on-year to EUR 2.3 billion. This increase is attributable to expenditures on the fixed network (approximately EUR 0.36 billion), stemming mainly from investments in the IP transport platform, broadband roll-out, and IT systems, and to TMD (EUR 0.07 billion). Germany: Personnel.

The average headcount decreased by 6.3 percent in the first three quarters of 2009 to 85,199 employees. In the fixed network area, the average number of employees was down by 6.7 percent as a result of workforce reduction measures. The average number of employees in mobile communications remained at the prior-year level.

Deutsche Telekom 1. - 3. Quartal 2009

United States.

United States: Customer development and selected KPIs.

	Sept. 30, 2009 millions	June 30, 2009 millions	Change Sept. 30, 2009/ June 30, 2009/ %	Dec. 31, 2008 millions	Change Sept. 30, 2009/ Dec. 31, 2008%	Sept. 30, 2008 millions	Change Sept. 30, 2009/ Sept. 30, 2008%
United States
Mobile communications
Mobile customersa	33.4	33.5	(0.3)	32.8	1.8	32.1	4.0

a
One mobile communications card corresponds to one customer. The total was calculated on the basis of precise figures and rounded to millions. Percentages are calculated on the basis of the figures shown.

The United States operating segment lost 77,000 net customers in the third quarter of 2009, compared with net customer additions of 670,000 in the third quarter of 2008 and 325,000 in the second quarter of 2009. The drivers for fewer customers in the third quarter of 2009 came from higher churn and a decrease year-on-year in contract gross customer additions. Both of these are the result of competitive intensity, including handset innovation. Contract customers, which in addition to traditional postpay include FlexPay contract and machine-to-machine customers, accounted for 80 percent of the customer base in the third quarter of 2009, compared to 83 percent in the third quarter of 2008 and 81 percent in the second quarter of 2009. The decrease in contract customers as a percentage of the customer base sequentially and year-on-year was due to growth of wholesale customers, which are included in prepay customers.

Deutsche Telekom 1. - 3. Quartal 2009

United States: Development of operations.

	Q1 2009 millions of €	Q2 2009 millions of €	Q3 2009 millions of €	Q3 2008 millions of €	Change %	Q1 - Q3 2009 millions of €	Q1 - Q3 2008 millions of €	Change %	FY 2008 millions of €
Total revenue	4,137	3,918	3,758	3,657	2.8	11,813	10,616	11.3	14,957

EBIT (profit from operations)	530	654	595	570	4.4	1,779	1,656	7.4	2,299
EBIT margin (%)	12.8	16.7	15.8	15.6		15.1	15.6		15.4

Depreciation, amortization and impairment losses	(531)	(522)	(494)	(447)	(10.5)	(1,547)	(1,337)	(15.7)	(1,884)
EBITDAa	1,061	1,176	1,089	1,017	7.1	3,326	2,993	11.1	4,183
Special factors affecting EBITDAa	-	-	-	(21)	n.a.	-	(41)	n.a.	(57)
Adjusted EBITDAa	1,061	1,176	1,089	1,038	4.9	3,326	3,034	9.6	4,240
Adjusted EBITDA margina (%)	25.6	30.0	29.0	28.4		28.2	28.6		28.3

Cash capexb	(865)	(785)	(552)	(656)	15.9	(2,202)	(1,797)	(22.5)	(2,540)

Number of employeesc	37,720	37,863	37,996	36,636	3.7	37,859	35,641	6.2	36,076

Including first-time consolidation of SunCom from February 22, 2008.
a
Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to “Reconciliation of pro forma figures,” page 65 et seq.

b	Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.
c	Average number of employees.

United States: Total revenue.

Due to the strength of the dollar against the euro, revenue for the United States operating segment grew by 11.3 percent year-on-year in the first three quarters of 2009 to EUR 11.8 billion. In U.S. dollars the operating segment revenue decreased slightly year-on-year due to the fall in average revenue per user (ARPU), which was partially offset by the full nine-month consolidation benefit of the SunCom acquisition. The fall in ARPU year-on-year is primarily related to fewer higher-ARPU customers and lower voice usage revenues, including roaming revenues, both of which were partially offset by data revenue growth.

United States: EBIT, adjusted EBITDA.

EBIT (profit from operations) and adjusted EBITDA grew in euros year-on-year by 7.4 percent and 9.6 percent, respectively. Currency fluctuations increased total revenues year-on-year. Expenses also increased year-on-year due to currency fluctuations and higher cost of sales related to the 3G network. This increase was partially offset by lower commission costs related to fewer higher-ARPU customer additions and cost saving initiatives. In U.S. dollars, adjusted EBITDA declined slightly year-on-year. The adjusted EBITDA margin remained broadly stable at 28.2 percent in the first nine months of 2009 compared to 28.6 percent in the first nine months of 2008 as a decrease in ARPU was offset by lower costs related to volumes and cost containment.

United States: Cash capex.

The continued focus on the improvement of network quality and coverage as well as the roll-out of the UMTS/HSDPA network caused total incurred capex to remain stable year-on-year. Cash capex increased year-on-year from EUR 1.8 billion to EUR 2.2 billion in the first nine months of 2009 due to currency fluctuations and cash payment timing differences. Cash payment timing differences increased 2009 cash capex by USD 400 million over 2008’s cash capex.

United States: Personnel.

The average number of employees rose year-on-year, which is attributed primarily to retail distribution growth.

Europe.

Europe: Customer development and selected KPIs.

	Sept. 30, 2009 millions	June 30, 2009 millions	Change Sept. 30, 2009/ June 30, 2009/ %	Dec. 31, 2008 millions	Change Sept. 30, 2009/ Dec. 31, 2008%	Sept. 30, 2008 millions	Change Sept. 30, 2009/ Sept. 30, 2008%
Europea	44.4	44.3	0.2	44.2	0.5	43.9	1.1
Of which: T-Mobile UKb	16.6	16.6	0.0	16.8	(1.2)	16.8	(1.2)
Of which: T-Mobile Netherlands (NL)c	5.5	5.4	1.9	5.3	3.8	5.3	3.8
Of which: PTC (Poland)	13.5	13.4	0.7	13.3	1.5	13.0	3.8
Of which: T-Mobile CZ	5.5	5.4	1.9	5.4	1.9	5.4	1.9
Of which: T-Mobile Austria (A)	3.4	3.4	0.0	3.4	0.0	3.3	3.0

a
One mobile communications card corresponds to one customer. The total was calculated on the basis of precise figures and rounded to millions. Percentages are calculated on the basis of figures shown. For a detailed explanation of “SIM card,” please refer to the “Glossary,” page 72.

b	Including Virgin Mobile.
c
The consolidation of Online (formerly Orange Nederland Breedband B.V.) in the second quarter of 2008 has no effect on the number of customers of the T-Mobile Netherlands group, as only mobile communications customers are shown.

The number of customers in the Europe segment had increased slightly to 44.4 million by the end of the third quarter of 2009, representing growth of 0.5 percent in total customer numbers compared with the end of 2008. Apart from T-Mobile UK, all mobile communications operations in the Europe segment contributed to this positive result, either consolidating or slightly expanding their customer base. T-Mobile Netherlands recorded a growth rate of just under 4 percent, the highest since the end of 2008 among all operations in the Europe segment.

When broken down into prepay and postpay customers, customer numbers exhibited differing trends in the first nine months of 2009. T-Mobile Netherlands increased both prepay and postpay customer figures, with growth in the high-value contract segment accounting for the larger portion of the rise. The contract customer business also developed successfully at T-Mobile CZ, PTC and T-Mobile Austria, although the prepay customer base decreased slightly.

At T-Mobile UK, the slight decline in the total customer base compared to the end of 2008 is mainly due to the reduction in Virgin customers. However, compared to the second quarter of 2009, the decrease in Virgin customers was compensated for by higher numbers of T-Mobile UK’s own customers. Virgin customers are assigned to the prepay segment at T-Mobile UK.

Overall, the high-value contract customer business was the growth driver for the total customer base in the first nine months of 2009. All mobile communications companies contributed to contract customer growth in both absolute and relative terms, i.e., as a proportion of the total customer base. The percentage of contract customers in the total customer base for the Europe segment rose by around one percentage point compared with the end of 2008, to 40.4 percent (including Virgin).

This positive development is due to the focused customer acquisition strategy which appeals to high-value contract customers with calling plans with minute buckets, flat-rate plans, and new hardware offered in conjunction with a fixed-term contract. In addition, innovative mobile Internet services installed on high-performance cell phones and introduced as part of the connected life and work strategy successfully attracted new groups of customers. The launch of the T-Mobile G1/G2 and the Apple iPhone 3G S contributed to considerable success in the contract customer business. T-Mobile expects the market launch of the T-Mobile Pulse, the third Android-based smartphone, to be a further milestone in the product portfolio to build on the previous successes.

Deutsche Telekom 1. - 3. Quartal 2009

Europe: Development of operations.

	Q1 2009 millions of €	Q2 2009 millions of €	Q3 2009 millions of €	Q3 2008 millions of €	Change %	Q1 - Q3 2009 millions of €	Q1 - Q3 2008 millions of €	Change %	FY 2008 millions of €
Total revenue	2,436	2,573	2,552	2,940	(13.2)	7,561	8,559	(11.7)	11,354
Of which: T-Mobile UK	836	886	853	999	(14.6)	2,575	3,073	(16.2)	4,051
Of which: T-Mobile NL	444	465	452	477	(5.2)	1,361	1,340	1.6	1,806
Of which: PTC	416	440	450	618	(27.2)	1,306	1,722	(24.2)	2,260
Of which: T-Mobile CZ	275	310	313	357	(12.3)	898	1,000	(10.2)	1,329
Of which: T-Mobile A	267	255	260	271	(4.1)	782	815	(4.0)	1,085
Of which: Othera	216	231	238	236	0.8	685	663	3.3	896
EBIT (profit (loss) from operations)	(1,786)	226	349	201	73.6	(1,211)	486	n.a.	496
EBIT margin (%)	(73.3)	8.8	13.7	6.8		(16.0)	5.7		4,4

Depreciation, amortization and impairment losses	(2,247)	(449)	(389)	(548)	29.0	(3,085)	(1,718)	(79.6)	(2,357)
EBITDAb	461	675	738	749	(1.5)	1,874	2,204	(15.0)	2,853
Special factors affecting EBITDAb	(6)	(8)	(7)	(16)	56.3	(21)	(27)	22.2	(86)
Adjusted EBITDAb	467	683	745	765	(2.6)	1,895	2,231	(15.1)	2,939
Of which: T-Mobile UK	113	153	181	220	(17.7)	447	646	(30.8)	888
Of which: T-Mobile NL	64	103	128	91	40.7	295	267	10.5	352
Of which: PTC	110	170	175	222	(21.2)	455	620	(26.6)	785
Of which: T-Mobile CZ	127	181	165	175	(5.7)	473	491	(3.7)	634
Of which: T-Mobile A	53	70	82	64	28.1	205	205	-	285
Of which: Otherc	0	5	14	(10)	n.a.	19	(6)	n.a.	(12)
Adjusted EBITDA marginb (%)	19.2	26.5	29.2	26.0		25.1	26.1		25,9

Cash capexd	(368)	(142)	(149)	(242)	38.4	(659)	(714)	7.7	(1,152)

Number of employeese	18,277	18,355	18,114	17,867	1.4	18,248	17,876	2.1	17,945

The contributions of the national companies generally correspond to their respective unconsolidated financial statements and do not take into consideration consolidation effects at the operating segment level.
a	“Other”: primarily International Carrier Sales and Services (ICSS).
b
Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to “Reconciliation of pro forma figures,” page 65 et seq.

c	“Other”: primarily ICSS, European Headquarters, T-Mobile International UK.
d	Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.
e	Average number of employees.

Europe: Total revenue.

Total revenue in the Europe operating segment decreased year-on-year by EUR 1.0 billion or 11.7 percent in the first nine months of 2009. The main reasons for this downward trend in revenue were negative exchange rate effects, which had a strong adverse impact regarding the pound sterling, the Polish zloty and the Czech koruna. Revenue generated by the Europe segment in the first three quarters of 2009 was also negatively affected by the strained economic situation, continuing high competitive pressure and regulatory factors.

PTC did not quite reach its prior-year revenue figure adjusted for exchange rate effects, which was primarily attributable to regulatory conditions. The reduction in revenue at T-Mobile UK was largely related to the prepay business. Regulatory decisions and continued fierce competition additionally impacted T-Mobile UK’s revenue. At T-Mobile CZ and T-Mobile Austria, regulatory decisions also had a negative effect on revenue. At T-Mobile Netherlands revenue growth mainly resulted from revenue generated at Online (broadband/fixed-network business), which has been consolidated within T-Mobile Netherland’s results since mid-2008. The year-on-year increase in non-voice revenue from all mobile network operations in the Europe segment partially offset the revenue decrease from voice telephony.

Europe: Adjusted EBITDA, EBITDA.

In the first nine months of 2009, adjusted EBITDA in the Europe operating segment decreased year-on-year by EUR 0.3 billion or 15.1 percent. Negative exchange rate effects for the pound sterling, the Polish zloty and the Czech koruna were the main reasons for the decrease. The year-on-year decrease in EBITDA adjusted for exchange rate effects is mainly attributable to the trends recorded at T-Mobile UK and PTC.

The year-on-year reduction in EBITDA adjusted for exchange rate effects at T-Mobile UK in the first nine months of 2009 primarily resulted from lower service revenues, the negative effects of which were not fully offset by reductions in customer acquisition costs and overheads. At PTC, the main factor driving the decline in EBITDA adjusted for exchange rate effects was the year-on-year decrease in service revenues, in turn triggered by a regulation-induced reduction in revenues from termination charges. This effect was only partially offset by cost savings. Adjusted for exchange rate effects, T-Mobile CZ recorded a positive trend in EBITDA compared with the first nine months of the prior year. This satisfactory result is due in particular to reductions in direct costs. T-Mobile Austria’s strict cost management compensated for the negative impact of the year-on-year decline in revenue on EBITDA.

Europe: EBIT.

EBIT (profit/loss from operations) in the Europe operating segment declined by EUR 1.7 billion year-on-year in the first nine months of 2009. This includes the impairment loss of EUR 1.8 billion recognized on the goodwill of the cash generating unit T-Mobile UK in the first quarter of 2009. EBIT was also reduced by the overall negative development of EBITDA. On the other hand, lower depreciation, amortization and impairment losses, particularly at PTC, T-Mobile Netherlands and T-Mobile Austria, had an offsetting effect on the EBIT decline.

Europe: Cash capex.

Cash capex in the Europe operating segment decreased by EUR 55 million year-on-year to EUR 659 million, mainly down to significantly lower capital expenditures in the Netherlands and Poland, which were only partially offset by slightly increased capex levels in the United Kingdom, Austria and the Czech Republic.

Europe: Personnel.

The number of employees in the Europe segment remained almost constant in the first three quarters of 2009 compared with the prior-year figure. PTC recorded growth in its headcount due to an increase in staff levels in the third and fourth quarters of 2008 to account for the strategic focus on direct sales channels and the associated roll-out of additional shops. The workforce also increased at T-Mobile CZ back in the second quarter of 2009 due to the transfer of temporary customer care staff to permanent contracts. At T-Mobile Netherlands, the year-on-year headcount increase was mainly attributable to technical integration projects associated with the acquisition of Orange. By contrast, the number of employees at T-Mobile UK declined both at the call centers and in the technology area as a result of outsourcing measures.

Deutsche Telekom 1. - 3. Quartal 2009

Southern and Eastern Europe.

Southern and Eastern Europe: Customer development and selected KPIs.

	Sept. 30, 2009 millions	June 30, 2009 millions	Change Sept. 30, 2009/ June 30, 2009%	Dec. 31, 2008 millions	Change Sept. 30, 2009/ Dec. 31, 2008%	Sept. 30, 2008 millions	Change Sept. 30, 2009/ Sept. 30, 2008%
Southern and Eastern Europe (total)
Fixed-network
Fixed-network lines a	12.2	12.4	(1.6)	12.8	(4.7)	13.0	(6.2)
Retail broadband lines	3.4	3.3	3.0	3.0	13.3	2.7	25.9
Resale/IP-BSAb	0.2	0.3	(33.3)	0.3	(33.3)	0.4	(50.0)
ULLsc	1.0	0.9	11.1	0.7	42.9	0.6	66.7
Mobile communications
Mobile customersd	33.7	33.0	2.1	31.6	6.6	29.8	13.1

Hungary
Fixed network
Fixed-network linesa	1.9	1.9	0.0	2.0	(5.0)	2.1	(9.5)
Broadband linese	0.8	0.8	0.0	0.8	0.0	0.7	14.3
Mobile communications
Mobile customersd	5.2	5.3	(1.9)	5.4	(3.7)	5.2	0.0

Croatia
Fixed network
Fixed-network linesa	1.5	1.5	0.0	1.6	(6.3)	1.6	(6.3)
Broadband linese	0.5	0.5	0.0	0.5	0.0	0.4	25.0
Mobile communications
Mobile customersd	2.9	2.9	0.0	2.7	7.4	2.6	11.5

Slovakia
Fixed network
Fixed-network linesa	1.1	1.1	0.0	1.1	0.0	1.1	0.0
Broadband linese	0.4	0.4	0.0	0.3	33.3	0.3	33.3
Mobile communications
Mobile customersd	2.3	2.3	0.0	2.3	0.0	2.3	0.0

Greece
Fixed network
Fixed-network linesa	4.3	4.4	(2.3)	4.6	(6.5)	4.7	(8.5)
Broadband linese	1.1	1.0	10.0	1.0	10.0	0.9	22.2
Mobile communications
Mobile customersd	9.1	8.8	3.4	7.9	15.2	7.4	23.0

Romania
Fixed network
Fixed-network linesa	2.8	2.9	(3.4)	3.0	(6.7)	3.0	(6.7)
Broadband linese	0.8	0.7	14.3	0.7	14.3	0.6	33.3
Mobile communications
Mobile customersd	6.6	6.3	4.8	5.9	11.9	5.2	26.9

Bulgaria
Mobile communications
Mobile customersd	4.0	4.0	0.0	4.1	(2.4)	4.0	0.0

Albania
Mobile communications
Mobile customersd	1.8	1.5	20.0	1.4	28.6	1.3	38.5

Otherf
Fixed network
Fixed-network linesa	0.7	0.7	0.0	0.8	(12.5)	0.8	(12.5)
Broadband linese	0.2	0.2	0.0	0.1	n.a.	0.1	n.a.
Mobile communications
Mobile customersd	1.9	1.9	0.0	1.8	5.6	1.8	5.6

Southern and Eastern Europe includes the fixed-network and mobile communications subsidiaries of T-Hrvatski Telekom, Slovak Telekom, Magyar Telekom, Makedonski Telekom, Crnogorski Telekom and the OTE group: OTE, COSMOTE, Romtelecom, COSMOTE Romania, Globul (Bulgaria) and AMC (Albania).
OTE has been consolidated since February 1, 2009. Prior-year figures have been adjusted accordingly on a pro forma basis.
a	Lines in operation excluding internal use and public telecommunications, including IP-based lines.
b
Resale: Sale of broadband lines based on DSL technology to alternative providers outside Deutsche Telekom, including bundled IP-BSA. In the case of IP-Bitstream Access (IP-BSA), Deutsche Telekom leases DSL lines to the competitor and transports the datastream carried over the lines.

c
Unbundled local loop line: Deutsche Telekom wholesale service that can be leased by alternative telecommunications operators without upstream technical equipment in order to offer their own customers a telephone or DSL line.

d	One mobile communications card corresponds to one customer.
e	Total of retail and resale broadband lines
f	“Other” includes the companies Makedonski Telekom (Macedonia), T-Mobile Macedonia (Macedonia) and Crnogorski Telekom (Montenegro: mobile communications and fixed network).

Total. Customer development in Southern and Eastern Europe is influenced by the first-time inclusion in 2009 of the OTE group, which has fixed-network operations in Greece and Romania, and mobile communications operations in Greece, Romania, Bulgaria and Albania.

Fixed-network. The broadband market in Southern and Eastern Europe continued to grow in the first nine months of 2009. With a total of 3.7 million broadband lines including bundled and unbundled resale/IP-BSA, the operating segment recorded an increase of 576,000 lines compared with the same period last year. This figure includes 337,000 broadband lines in the fixed network of OTE Greece and Romtelecom (Romania).

Mobile communications. The mobile communications market in Southern and Eastern Europe is exhibiting slow growth reflecting macro-economic trends in many countries, while customer numbers in Hungary and Slovakia are stagnating compared with the prior year. All mobile communications companies contributed to the increase in customer numbers in absolute terms. With the exception of Greece, the percentage proportion of contract customers relative to the entire customer base also increased.

Southern and Eastern Europe: Development of operations.

	Q1 2009 millions of €	Q2 2009 millions of €	Q3 2009 millions of €	Q3 2008 millions of €	Change %	Q1 - Q3 2009 millions of €	Q1 - Q3 2008 millions of €	Change %	FY 2008 millions of €
Total revenue	1,964	2,516	2,616	1,265	n.a.	7,096	3,499	n.a.	4,645
Of which: Hungary	391	412	437	550	(20.5)	1,240	1,524	(18.6)	2,006
Of which: Croatia	278	292	315	339	(7.1)	885	921	(3.9)	1,223
Of which: Slovakia	244	246	244	262	(6.9)	734	736	(0.3)	994
Of which: Greece	655	1,058	1,087	-	-	2,800	-	-	-
Of which: Romania	204	295	296	-	-	795	-	-	-
Of which: Bulgaria	81	104	119	-	-	304	-	-	-
Of which: Albania	26	36	41	-	-	103	-	-	-
Of which: Othera	99	105	111	119	(6.7)	315	328	(4.0)	435

EBIT (profit from operations)	504	237	462	371	24.5	1,203	920	30.8	915
EBIT margin (%)	25.7	9.4	17.7	29.3		17.0	26.3		19,7

Depreciation, amortization and impairment losses	(476)	(607)	(620)	(212)	n.a.	(1,703)	(652)	n.a.	(1,034)
EBITDAb	980	844	1,082	583	85.6	2,906	1,572	84.9	1,949
Special factors affecting EBITDAb	181	(158)	(7)	(10)	30.0	16	(31)	n.a.	(65)
Adjusted EBITDAb	799	1,002	1,089	593	83.6	2,890	1,603	80.3	2,014
Of which: Hungary	164	169	189	235	(19.6)	522	648	(19.4)	820
Of which: Croatia	128	133	153	176	(13.1)	414	443	(6.5)	557
Of which: Slovakia	112	120	118	119	(0.8)	350	343	2.0	427
Of which: Greece	239	383	413	-	-	1,035	-	-	-
Of which: Romania	67	72	88	-	-	227	-	-	-
Of which: Bulgaria	27	47	49	-	-	123	-	-	-
Of which: Albania	16	21	24	-	-	61	-	-	-
Of which: Othera	49	53	57	62	(8.1)	159	169	(5.9)	211
Adjusted EBITDA marginb (%)	40.7	39.8	41.6	46.9		40.7	45.8		43,4

Cash capex	(380)	(383)	(413)	(176)	n.a.	(1,176)	(577)	n.a.	(865)

Number of employeesc	43,348	54,242	53,593	21,083	n.a.	50,395	21,321	n.a.	21,229

The contributions of the national companies generally correspond to their respective unconsolidated financial statements and do not take into consideration consolidation effects at the operating segment level.
Southern and Eastern Europe includes the fixed-network and mobile communications companies T-Hrvatski Telekom, Slovak Telekom, Magyar Telekom, Makedonski Telekom, Crnogorski Telekom and the OTE group: Fixed Network Greece and COSMOTE Greece (financial figures include the domestic mobile operator COSMOTE and the sales company Germanos); Romtelecom and COSMOTE Romania (financial figures include the domestic mobile operator COSMOTE and the sales company Germanos); COSMOTE Bulgaria (financial figures include the domestic mobile operator Globul and the sales company Germanos) and COSMOTE Albania (includes the national operator AMC).
a	“Other” includes revenue and EBITDA at the companies Makedonski Telekom (Macedonia), T-Mobile Macedonia (Macedonia) and Crnogorski Telekom (Montenegro: mobile communications and fixed network).
b
Deutsche Telekom defines EBITDA as profit/loss from operations before depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to “Reconciliation of pro forma figures,” page 65 et seq.

c	Average number of employees.

Southern and Eastern Europe: Total revenue.

Total. Total revenue in the Southern and Eastern Europe operating segment increased year-on-year by EUR 3.6 billion in the first nine months of 2009. This positive revenue trend is largely attributable to the first-time consolidation of the OTE group in early February 2009. Adjusted for the integration of the OTE group, revenue decreased by EUR 0.3 billion primarily due to negative exchange rate effects, and in Hungary, owing to the strained macro-economic situation and continued competitive pressure both in mobile communications and in the traditional fixed-network business. Broadband growth in all countries did not make up for the decline in revenue in the traditional fixed-network area.

Hungary. Revenue from both mobile communications and fixed-network business fell as a result of the difficult economic situation, but the main driver of the revenue decrease in euro terms is the exchange rate effect from the sharp fall in the Hungarian forint.

Croatia. The Croatian business is undergoing a slight downward trend because of the slight weakness of the Croatian kuna and the overall economic situation. Mobile communications is more seriously affected than the fixed network, partly because of the recently introduced mobile communications tax set at 6 percent of revenue.

Slovakia. Revenue is stable as a result of currency translation effects, with operating revenue from both fixed network and mobile communications slightly down on last year.

Southern and Eastern Europe: Adjusted EBITDA, EBITDA.

Total. In the first nine months of 2009, adjusted EBITDA in the Southern and Eastern Europe operating segment increased year-on-year by EUR 1.3 billion. Adjusted for the positive contribution of the first-time consolidation of the OTE group in February 2009, adjusted EBITDA in the segment decreased by EUR 0.2 billion or 9.9 percent. The negative exchange rate effects in Hungary, and to a lesser extent in Croatia, were a major cause of this decrease. The impact of negative revenue trends was partly mitigated by cost cutting measures.

EBITDA for the first nine months of 2009 includes a one-time positive effect from the first quarter of 2009 amounting to EUR 0.2  billion from the Greek government’s contribution to the costs of a voluntary early retirement program. This was offset by provisions of approximately the same volume for severance payments recognized at OTE in the second quarter of 2009.

Southern and Eastern Europe: Cash capex.

Total. Cash capex in the Southern and Eastern Europe operating segment rose by EUR 0.6 billion year-on-year to EUR 1.2 billion. This increase was substantially due to the first-time consolidation of the OTE group. The slight increase in the level of capital expenditure is attributable to the broadband roll-out in Croatia and Hungary and to the successful marketing of satellite TV in Hungary.

Southern and Eastern Europe: Personnel.

Total. The average number of employees increased sharply in the first nine months of 2009 compared with the same period last year, mainly due to the first-time consolidation of the OTE group, whose headcount at the date of consolidation was 33,600. Apart from this, the number of employees was reduced in almost all fixed-network companies by the further improvement of performance processes. In the current year, this is also true of the fixed-network parts of the OTE group.

Systems Solutions.

Systems Solutions: Selected KPIs.

		Sept. 30, 2009	June 30, 2009	Change Sept. 30, 2009/ June 30, 2009%	Dec. 31, 2008	Change Sept. 30, 2009/ Dec. 31, 2008%	Sept. 30, 2008	Change Sept. 30, 2009/ Sept. 30, 2008%
Computing & Desktop Services
Number of servers managed and serviced (units)		47,845	54,626	(12.4)	56,734	(15.7)	49,940	(4.2)
Number of workstations managed and serviced (millions)		1.50	1.51	(0.7)	1.51	(0.7)	1.47	2.0
Systems Integrationa
Hours billedb	(millions)	7.2	4.8	50.0	10.7	(32.7)	8.2	(12.2)
Utilization ratec	(%)	80.9	80.7	0.2p	80.9	0.0p	80.7	0.2p

Percentages calculated on the basis of figures shown.
a	Domestic: excluding changes in the composition of the Group.
b	Cumulative figures at the balance sheet date.
c	Ratio of average number of hours billed to maximum possible hours billed per period.

Development of business.

The systems solutions market for ICT services was impacted by the effects of the financial and economic crisis in the first nine months of 2009. Despite an encouraging number of new deals, new orders were down 18.5 percent year-on-year in the first nine months of 2009. It should be noted that the prior-year figure included a major contract with Shell. In addition, companies in various sectors, especially the automotive industry, are showing a certain restraint in the current economic environment. It is therefore all the more encouraging that T-Systems was able to win major deals such as the contract with MAN. T-Systems also beat off competition to win attractive contracts outside Germany, for example from Nobel Biocare, the world leader in dental solutions.

Systems Solutions: Development of operations.

	Q1 2009 millions of €	Q2 2009 millions of €	Q3 2009 millions of €	Q3 2008 millions of €	Change %	Q1 - Q3 2009 millions of €	Q1 - Q3 2008 millions of €	Change %	FY 2008 millions of €
Total revenue	2,106	2,179	2,125	2,293	(7.3)	6,410	6,744	(5.0)	9,343
Computing & Desktop Services	900	933	952	961	(0.9)	2,785	2,745	1.5	3,877
Systems Integration	400	404	370	415	(10.8)	1,174	1,285	(8.6)	1,741
Telecommunications	806	842	803	917	(12.4)	2,451	2,714	(9.7)	3,725

EBIT (profit (loss) from operations)a	11	27	16	(11)	n.a.	54	407	(86.7)	81
Special factors affecting EBITa	(23)	(31)	(48)	(23)	n.a.	(102)	386	n.a.	12
Adjusted EBITa	34	58	64	12	n.a.	156	21	n.a.	69
Adjusted EBIT margina (%)	1.6	2.7	3.0	0.5		2.4	0.3		0,7

Depreciation, amortization and impairment losses	(177)	(173)	(167)	(191)	12.6	(517)	(574)	9.9	(781)
EBITDAb	188	200	183	180	1.7	571	981	(41.8)	862
Special factors affecting EBITDAb	(23)	(31)	(48)	(23)	n.a.	(102)	386	n.a.	36
Adjusted EBITDAb	211	231	231	203	13.8	673	595	13.1	826
Adjusted EBITDA marginb (%)	10.0	10.6	10.9	8.9		10.5	8.8		8,8

Cash capexc	(161)	(171)	(144)	(290)	50.3	(476)	(611)	22.1	(823)

Number of employeesd	44,449	44,863	45,877	46,028	(0.3)	45,063	46,109	(2.3)	46,095

Systems Solution, excluding the 160,000 small and medium-sized business customers transferred as of January 1, 2009. Prior-year figures have been adjusted accordingly.
a
EBIT is profit/loss from operations as shown in the consolidated income statement. For a detailed explanation of the special factors affecting EBIT, adjusted EBIT, and the adjusted EBIT margin, please refer to “Reconciliation of pro forma figures,” page 65 et seq.

b
Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to “Reconciliation of pro forma figures,” page 65 et seq.

c	Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.
d	Average number of employees.

Systems Solutions: Total revenue.

Total revenue generated by the Systems Solutions operating segment in the first nine months of 2009 amounted to EUR 6.4 billion, a year-on-year decrease of 5.0 percent. This is due to a decline in both external and internal revenue. International revenue, by contrast, increased by around 1 percent and continued the trend of prior quarters. This positive development is partly attributable to deals from 2008, for example with Shell and Old Mutual Group. In Germany, revenue declined by 7.2 percent, mainly due to lower revenues generated within the Group, which decreased by 9.1 percent. By setting more favorable prices for IT services, T-Systems is supporting the other Group units.

Systems Solutions: Net revenue.

T-Systems generated revenue of EUR 4.5 billion in the first three quarters of 2009 from business with customers outside the Deutsche Telekom Group, a year-on-year decrease of 2.8 percent. Net revenue from Computing & Desktop Services increased by 5.3 percent, primarily due to developments outside of Germany, such as the contract signed with Shell. At Systems Integration, encouraging deals concluded in 2008 and the first nine months of 2009 were not sufficient to compensate for negative volume effects induced by the financial crisis. At telecommunications, prices for voice and data business also continued to fall.

Systems Solutions: EBITDA, adjusted EBITDA.

In the first nine months of 2009, the Systems Solutions operating segment generated EBITDA of EUR 0.6 billion. Figures for the prior year included the one-time effect of proceeds from the sale of Media&Broadcast, which explains the year-on-year decrease of EUR 0.4 billion. The decline in revenue did not have a negative effect on EBITDA. Adjusted EBITDA increased by 13.1 percent due to the successful efficiency enhancement program which more than offset the effects of the revenue decrease. The adjusted EBITDA margin increased to 10.5 percent, well above the prior-year figure.

Systems Solutions: EBIT, adjusted EBIT.

EBIT (profit/loss from operations) in the reporting period amounted to EUR 54 million. The figure for the prior-year period included the one-time effect of proceeds from the sale of Media&Broadcast, which explains the year-on-year decrease of EUR 0.4 billion. Adjusted EBIT increased significantly to EUR 156 million, well above the prior-year figure. In addition, the adjusted EBIT margin rose considerably by 0.3 percentage points to 2.4 percent, as a result of the ongoing efficiency enhancement program and staff-related measures undertaken in the previous year at T-Systems.

Systems Solutions: Cash capex.

At EUR 0.5 billion, cash capex in the reporting period decreased by 22.1 percent year-on-year. This decline is primarily attributable to capital expenditures in the same period of last year in connection with the Shell contract.

Systems Solutions: Personnel.

The average headcount at T-Systems declined by 1,046 to 45,063, a decrease of 2.3 percent compared with the same period last year. In Germany, the average number of employees decreased by 2,648 year-on-year to 25,628. This decrease of 9.4 percent is mainly due to the workforce restructuring program. The average headcount abroad rose by 1,602, an increase of 9.0 percent, which was mainly attributable to the expansion of activities outside of Germany, the hiring of employees in connection with major outsourcing deals, and the expansion of nearshore capacities.

Group Headquarters & Shared Services.

Group Headquarters & Shared Services performs strategic and cross-divisional management functions for the Deutsche Telekom Group and is responsible for operating activities that are not directly related to the core business of the operating segments. The Shared Services unit consists of the Real Estate Services unit, whose activities include the management of Deutsche Telekom AG’s real estate portfolio in Germany; DeTeFleetServices GmbH, a full-service provider of fleet management and mobility services; and Vivento. In addition, Group Headquarters & Shared Services includes the Products and Innovation unit which is responsible for products and innovation in the Group, as well as other Group-wide functions in the area of technology, IT and mobile communications that are assigned to the Chief Operating Officer.

In the third quarter of 2009, Vivento, Deutsche Telekom’s personnel service provider, continued to secure additional external employment opportunities for civil servants and employees, predominantly in the public sector, while maintaining its sustainable placement management system to support staff restructuring in the Group. In addition, Vivento offers Group employees temporary and permanent employment opportunities at Vivento Customer Services GmbH with the aim of further improving the deployment of personnel resources.

The workforce at Vivento totaled around 9,400 employees effective September 30, 2009. This included around 4,000 employees who were deployed externally, mainly in the public sector, for example at the Federal Employment Agency. External deployment at normal market terms and conditions is intended to refinance partially the personnel costs of deployed employees. Another 2,400 or so people were employed within the Group, especially in call centers, and around 3,000 employees were placed in Vivento’s operational and strategic units or continued to be managed by Vivento. Vivento took on a total of around 2,900 employees from the Group in the first nine months of the 2009 financial year, while around 1,600 employees left Vivento in the reporting period to pursue new opportunities. The employment rate remained high in the reporting period. During the first nine months of 2009, around 78 percent of the approximately 8,400 employees (excluding management) were in employment or undergoing training.

Group Headquarters & Shared Services: Development of operations.

	Q1 2009 millions of €	Q2 2009 millions of €	Q3 2009 millions of €	Q3 2008 millions of €	Change %	Q1 - Q3 2009 millions of €	Q1 - Q3 2008 millions of €	Change %	FY 2008 millions of €
Total revenue	618	612	593	748	(20.7)	1,823	2,179	(16.3)	2,781

EBIT (loss from operations)	(309)	(344)	(311)	(319)	2.5	(964)	(900)	(7.1)	(1,266)
EBIT margin (%)	(50.0)	(56.2)	(52.4)	(42.6)		(52.9)	(41.3)		(45,5)

Depreciation, amortization and impairment losses	(259)	(190)	(199)	(167)	(19.2)	(648)	(558)	(16.1)	(773)
EBITDAa	(50)	(154)	(112)	(152)	26.3	(316)	(342)	7.6	(493)
Special factors affecting EBITDAa	-	(12)	-	(226)	n.a.	(12)	(302)	96.0	(312)
Adjusted EBITDAa	(50)	(142)	(112)	74	n.a.	(304)	(40)	n.a.	(181)
Adjusted EBITDA margina (%)	(8.1)	(23.2)	(18.9)	9.9		(16.7)	(1.8)		(6,5)

Cash capexb	(98)	(105)	(126)	(94)	(34.0)	(329)	(268)	(22.8)	(426)

Number of employeesc	19,445	19,915	20,548	25,141	(18.3)	19,970	24,917	(19.9)	23,581
Of which: at Viventod	8,400	8,700	9,400	8,500	10.6	9,400	8,500	10.6	8,200

a
Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to “Reconciliation of pro forma figures,” page 65 et seq.

b	Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.
c	Average number of employees.
d	Number of employees at the balance sheet date, including Vivento’s own staff and management; figures rounded.

Deutsche Telekom 1. - 3. Quartal 2009

Group Headquarters & Shared Services: Total revenue.

Total revenue generated at Group Headquarters & Shared Services decreased by 16.3 percent in the first nine months of the 2009 financial year. The revenue decrease was primarily attributable to the deconsolidation of DeTeImmobilien effective September 30, 2008 and the more efficient use of floor space by the operating segments. Other factors were a reduction in revenue generated at the Global Network Factory due to lower product prices and sales volumes, and lower proceeds from vehicle sales. The negative development was partially offset by an increase in revenues from the billing of accounting services to the operating segments by Deutsche Telekom Accounting GmbH, which was established on April 1, 2008.

Group Headquarters & Shared Services: EBITDA, adjusted EBITDA.

Adjusted EBITDA at Group Headquarters & Shared Services decreased significantly year-on-year in the reporting period, primarily as a result of the more efficient use of floor space, especially in technical facilities, by the operating segments. In addition, the year-on-year decrease was attributable to the non-recurrence of income from the reversal of provisions recorded in the first nine months of 2008. Other factors were the non-recurrence of the positive EBITDA contribution of DeTeImmobilien as a result of its deconsolidation effective September 30, 2008 and the reduction in revenue at the Global Network Factory. Negative special factors amounted to EUR 12 million in the reporting period. In the comparative period, negative special factors amounted to EUR 302 million and primarily comprised expenses for the disposal of DeTeImmobilien and call centers.

Group Headquarters & Shared Services: EBIT.

Loss from operations (EBIT) increased by EUR 64 million compared with the prior-year period. This was attributable to reduced adjusted EBITDA and an increase in depreciation, amortization and impairment losses, which mainly related to Deutsche Telekom’s real estate portfolio. The reduction in negative special factors, by contrast, had a positive effect on EBIT.

Group Headquarters & Shared Services: Personnel.

The average number of employees in the reporting period was 19,970. The decrease of 4,947 compared with the first nine months of 2008 was primarily attributable to the sale of DeTeImmobilien, although the headcount increase at Vivento, mainly due to the expansion of employment prospects for civil servants and employees, and the merger of the operating segments’ accounting activities into Deutsche Telekom Accounting GmbH had an offsetting effect.

Risks and opportunities.

This section provides an overview of important new aspects of risks and opportunities since the publication of Deutsche Telekom AG’s 2008 Annual Report.

Impacts of the economic crisis.

Following the sharp downturn, the global economy is increasingly showing signs of recovery according to the 2009 Fall Report submitted by the Joint Diagnosis project group to the Federal Ministry of Economics and Technology. Certain regions, including the United States and Central and Eastern Europe, are expected to take longer to recover than others. As a result, despite positive development overall, negative effects of the general economic situation on Deutsche Telekom’s results cannot be ruled out. There is a risk that restrained consumer spending as a consequence of rising unemployment alongside restrictions on companies’ capital expenditure budgets will negatively impact on sales and revenue. It may also lead to increased churn propensity, high price sensitivity to improved rate packages, and the purchase of terminal equipment.

Financial risks.

Risky investments by subsidiaries in Southern and Eastern Europe in particular exist on account of transfer restrictions or shareholder resolutions. Following the consolidation of OTE, investments deposited with various, mostly Greek banks were also taken over. The goal is to spread these investments and to shift them gradually to government bonds.

The situation on the international financial markets continued to ease in the third quarter. From today’s perspective, access to the international debt capital markets is not seriously jeopardized. The first nine months of 2009 were marked by substantial new issuances. By the end of September 2009, Deutsche Telekom had raised debt capital of just under EUR 5.3 billion in various markets.

Minimum contract terms for bundled products.

In a ruling dated October 14, 2009, the Düsseldorf Higher Regional Court – unlike the court of lower instance – upheld Tele2’s complaint against minimum contract terms for bundled products. Under this ruling, Deutsche Telekom is prohibited from offering bundled retail products comprising a calling plan for a fixed-network line, including calls on that line, a DSL line, and Deutsche Telekom’s DSL access service (bundled product) with a minimum contract term of 12 or more months and a tacit contract extension of 12 months in each case subject to termination with due notice. Furthermore, the Higher Regional Court ruled that Deutsche Telekom is obligated to pay Tele2 damages that have arisen or will arise as a result of the prohibited conduct. An appeal to the Federal Court of Justice has been permitted. Deutsche Telekom intends to appeal against the ruling of the Düsseldorf Higher Regional Court.

Legal dispute with Vivendi Universal SA (Paris) for the acquisition of shares in the Polish company PTC.

In its appeal against the Paris Commercial Court’s decision to reject the claim, Vivendi Universal SA has now reduced its claim from EUR 1.9 billion to approximately EUR 53 million. Further lawsuits and arbitration proceedings are pending in connection with the dispute with Vivendi SA regarding the stakes in PTC.

In the course of the legal dispute concerning the acquisition of shares in the Polish company PTC, an arbitral award of November 24, 2004 (Second Vienna Partial Award) was upheld in Deutsche Telekom’s favor by a Polish court of first instance. In its ruling of September 24, 2009, the Warsaw court of appeal upheld Vivendi’s appeal against the decision to recognize that award. Deutsche Telekom intends to appeal (cassation) this ruling to the Polish Supreme Court. Deutsche Telekom’s full consolidation of PTC is not affected by the ruling.

Court rulings on 1999  and 2001 ULL rates.

In November 2008, the Cologne Administrative Court revoked the rates approval for the unbundled local loop line (ULL) from 1999 with regard to the monthly charges. Both Deutsche Telekom and the Federal Network Agency filed complaints against non-allowance of appeal. In a ruling dated October 5, 2009, the Federal Administrative Court rejected these complaints because the points raised relate to the old legal framework. The rulings of the Cologne Administrative Court revoking the approvals thus became legally effective and the rate approval proceedings from 1999 were revived, i.e., the Federal Network Agency must decide again on ULL monthly charges for the period from February 1999 to March 2001. In rulings dated August 27, 2009, the Cologne Administrative Court revoked the rates approval for the ULL from 2001 with regard to both the monthly charge and the one-time rates. These rulings are not legally effective because both Deutsche Telekom and the Federal Network Agency have filed complaints against non-allowance of appeal. If the rulings become legally effective, the Federal Network Agency would have to decide again on the rates for the period April 2001 to March 2003.

For additional explanations regarding the risk and opportunity situation, please refer to the other risks and opportunities identified in the management report effective December 31, 2008, and the Annual Report on Form 20-F. Readers are also referred to the Disclaimer at the end of this report.

Significant events after the balance sheet date

(September 30, 2009).

Group.

Deutsche Telekom launches De-Mail pilot in Friedrichshafen.

At the beginning of October 2009, Deutsche Telekom joined the Federal Ministry of the Interior and other partners to launch a De-Mail pilot project in Friedrichshafen. De-Mail makes it possible to send documents securely and in legally binding form via the Internet in future, thus establishing legally binding Internet communication across Germany for citizens, business and administration. The application will be trialed in Friedrichshafen for six months.

United States.

T-Mobile USA introduces innovative new price plans.

On October 25, T-Mobile USA introduced the new Even More and Even More Plus price plans. These plans respond to customer needs for affordable nationwide calling, texting, and data plans; while providing new ways to get new phones and data devices with Equipment Installment Plans.

Southern and Eastern Europe.

COSMOTE group completes the acquisition of Zapp in Romania.

On October 29, 2009, the Romanian authorities approved the takeover of 100 percent of Telemobil S.A (Zapp).

Development of revenue and profits.4

Market expectations.

The no more than modest economic recovery in domestic and international markets may continue to force companies around the world to cut costs, which in turn may impact business with corporate and business customers in telecommunications and information technology. Although consumer restraint in telecommunications expenditure is not yet particularly pronounced in Germany, downward trends in the mobile communications markets in the United States and many parts of Europe as a result of the economic situation cannot be ruled out. Deutsche Telekom’s main sales markets will also face intense competition and a continuing decline in prices.

Deutsche Telekom is well positioned.

Deutsche Telekom will systematically pursue its strategic areas of action – improving competitiveness, growing abroad with mobile communications, mobilizing the Internet, and rolling out network-centric ICT – to achieve its long-term goal of becoming a global leader in connected life and work.

Although the situation on the international financial markets has eased up in recent months, there is still uncertainty regarding future sustainable development. Debt capital markets have become less strained since the beginning of the year, making major issuances possible. By the end of October 2009, Deutsche Telekom had issued bonds totaling EUR 5.1 billion and promissory notes with a volume of EUR 0.2 billion. Deutsche Telekom managed to cover its refinancing needs for 2009 entirely by issuing longer term debt. Deutsche Telekom continues to enjoy a strong liquidity with bilateral bank lines and current assets available as liquidity reserves.

Deutsche Telekom intends to pursue its financial targets, i.e., a sustained strong cash flow and the payment of an attractive dividend, despite a still uncertain economic outlook. This will be supported by the systematic implementation of cost-cutting measures. Where this requires adjustment to the personnel structure, any necessary staff reductions will be primarily implemented using socially responsible, voluntary instruments such as partial and early retirement arrangements and severance and voluntary redundancy payments. In addition, where it makes sense as part of the further internationalization of Deutsche Telekom, consolidation may also be an option in markets where the Group is already active. Activities outside these markets are also possible to leverage international economies of scale and synergies.

General statement on the business development in the Group.

In view of the expected market situation in the individual operating segments, Deutsche Telekom aims to again achieve positive results for the entire Group.

4
The following forecasts for the development of revenue and profit contain forward-looking statements that reflect management’s current views with respect to future events. Words such as “assume,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could,” “plan,” “project,” “should,” “want” and similar expressions identify forward-looking statements. These forward-looking statements include statements on the expected development of net revenue, earnings, and personnel figures for 2009 and 2010. Such statements are subject to risks and uncertainties, such as an economic downturn in Europe or North America, changes in exchange and interest rates, the outcome of disputes in which Deutsche Telekom is involved, and competitive and regulatory developments. Some uncertainties or other imponderabilities that might influence Deutsche Telekom’s ability to achieve its objectives, are described in the “Risk and opportunities management” section in the management report and in the “Forward Looking Statements” and “Risk Factors” sections in the Annual Report on Form 20-F and the disclaimer at the end of the Annual Report as well as in the chapter “Risks and opportunities” of this Interim Group Report. Should these or other uncertainties and imponderabilities materialize or the assumptions underlying any of these statements prove incorrect, the actual results may be materially different from those expressed or implied by such statements. We do not guarantee that our forward-looking statements will prove correct. The forward-looking statements presented here are based on the current structure of the Group, without regard to significant acquisitions, dispositions or business combinations Deutsche Telekom may choose to undertake. These statements are made with respect to conditions as of the date of this document’s publication. Without prejudice to existing obligations under capital market law, we do not intend or assume any obligation to update forward-looking statements.

Deutsche Telekom 1. - 3. Quartal 2009

Germany.

Deutsche Telekom intends to use convergence products that bring together mobile communications, Internet and the fixed network in the context of connected life and work to enhance its product portfolio and increase the number of high-value customer relationships over the long term.

Investment priorities in Germany will focus on growth and innovation, particularly further integrated and value-enhanced broadband expansion in fixed-network and mobile communications as well as quality and service initiatives.

The Germany operating segment is affected by the difficult macroeconomic situation, continuing fierce competition and regulatory measures.

Deutsche Telekom will defend its market leadership in the fixed-network business, even though its traditional access business will continue to suffer competition-driven losses of market share.

One of the key issues in 2009 and 2010 will be the further development of the mass market with Entertain products through a combination of fast broadband lines and attractive content and features, including high-performance packages that provide TV and Entertain content via DSL and fixed-network lines with flat rates.

Based on the underlying assumptions, the downward trend in revenue and earnings in the fixed network is expected to slow down in the medium term.

In the mobile communications market, mobile data usage is the key growth driver. For the overall market in Germany, a growth rate of 25 to 30 percent is expected for mobile data in 2009. With intelligent terminals, attractive rate plans and innovative applications, the mass and customized solutions market is to be further developed through data services for cell phones and laptops. Smartphones will boost mobile Internet use and increase non-voice revenue even further.

With specially tailored rate plans, network access services, and new strategic partnerships, T-Mobile is successfully participating in the future-oriented growth area of machine-to-machine (M2M) technology. M2M solutions are set to generate substantial value-added in many areas of life and work.

Top priority will be to maintain valuable customer relationships so it can successfully defend its position in terms of revenue and margin in a highly competitive market.

United States.

In local currency, the United States operating segment is expected to record a slight year-on-year decrease both in terms of total revenue and EBITDA in the current financial year. The United States operating segment will continue to focus capital expenditure on the enhancement of network quality and coverage, including the continued build out of the 3G mobile communications network.

Europe.

Deutsche Telekom expects customer numbers to continue growing in the Europe operating segment. Ongoing development of the mobile Internet with innovative data services and new, intelligent mobile handsets at attractive prices are proving to be important and constant growth drivers.

Cost-cutting initiatives will safeguard the development of earnings and thus support Deutsche Telekom’s position. Nevertheless, Deutsche Telekom continues to face a difficult macroeconomic situation and ongoing fierce competition in the Europe operating segment. In addition, regulatory measures and exchange rate fluctuations in individual countries may have a negative effect on revenue and earnings when translated to euros.

The key areas of capital expenditure in Europe will be improvements in GSM network quality and the further roll-out of UMTS networks, as part of the drive to introduce the technology for next-generation mobile networks. Deutsche Telekom has already successfully tested the Long Term Evolution (LTE) technical standard in Germany and Austria as one of the possible future technologies for mobile communications networks.

Southern and Eastern Europe.

The acquisition of a stake in OTE has given Deutsche Telekom a foothold in further Southern and Eastern European markets. To a large degree, Deutsche Telekom expects the Southern and Eastern Europe operating segment to record a stable earnings development in the medium term, also supported by broad strategic initiatives and cost cutting programs. The continuing tough macro-economic situation and intense competition will bring a slight decrease in revenues. In addition, regulatory measures and exchange rate fluctuations in individual countries, plus mobile communications taxes recently imposed or increased in Croatia and Greece, may have a negative effect on revenue and earnings when translated to euros.

Systems Solutions.

T-Systems is active on the growing ICT services market, offering systems solutions for Deutsche Telekom’s corporate customers. Drawing on a global infrastructure of computing centers and networks, T-Systems manages information and communication services for some 400 corporate customers, including multinational corporations and public-sector and public health institutions. T-Systems also provides global systems integration services and has a proven industry track record, as the example of the automotive industry shows. On this basis, Deutsche Telekom’s corporate customer arm provides integrated solutions for the networked future of business and society. Outside Germany, companies’ increasing globalization is translating into growing demand in the international ICT market overall – demand that is being addressed by T-Systems. Cost-cutting measures are already showing clear effects and will continue. The operating segment’s revenue is expected to remain below the prior-year level in 2009 due to the negative impact of the economic crisis and the corresponding pressure on prices. Taking into account the measures described and the efficiency program that is already in place, earnings are expected to be slightly better than in the prior year.

Group Headquarters & Shared Services.

Earnings at Group Headquarters & Shared Services will be negatively affected primarily by the performance of Vivento, mainly as a result of efforts to generate employment opportunities for civil servants and salaried employees. The improvement and centralization of functions aimed at achieving efficiency gains for the Group will also put pressure on the results of Shared Services, in particular.

Deutsche Telekom 1. - 3. Quartal 2009

Interim consolidated financial statements.

Consolidated balance sheet.

	Sept. 30, 2009 millions of €	Dec. 31, 2008a millions of €	Change millions of €	Change %	Sept. 30, 2008a millions of €
Assets
Current assets	24,384	15,431	8,953	58.0	16,215
Cash and cash equivalents	6,080	3,026	3,054	n.a.	3,111
Trade and other receivables	6,847	7,393	(546)	(7.4)	7,369
Current recoverable income taxes	137	273	(136)	(49.8)	132
Other financial assets	1,842	1,692	150	8.9	2,213
Inventories	1,353	1,294	59	4.6	1,308
Non-current assets and disposal groups held for sale	6,402	434	5,968	n.a.	426
Other assets	1,723	1,319	404	30.6	1,656
Non-current assets	104,953	107,709	(2,756)	(2.6)	107,170
Intangible assets	51,837	53,927	(2,090)	(3.9)	55,293
Property, plant and equipment	45,320	41,559	3,761	9.0	41,502
Investments accounted for using the equity method	160	3,557	(3,397)	(95.5)	2,820
Other financial assets	1,852	1,863	(11)	(0.6)	967
Deferred tax assets	5,240	6,234	(994)	(15.9)	6,035
Other assets	544	569	(25)	(4.4)	553
Total assets	129,337	123,140	6,197	5.0	123,385

Liabilities and shareholders’ equity
Current liabilities	26,404	24,242	2,162	8.9	22,104
Financial liabilities	11,449	9,584	1,865	19.5	8,776
Trade and other payables	6,114	7,073	(959)	(13.6)	6,035
Income tax liabilities	427	585	(158)	(27.0)	491
Other provisions	2,824	3,437	(613)	(17.8)	3,057
Liabilities directly associated with non-current assets and disposal groups held for sale	1,358	95	1,263	n.a.	0
Other liabilities	4,232	3,468	764	22.0	3,745
Non-current liabilities	61,344	55,786	5,558	10.0	56,466
Financial liabilities	42,018	37,010	5,008	13.5	37,799
Provisions for pensions and other employee benefits	6,176	5,157	1,019	19.8	5,347
Other provisions	2,577	3,304	(727)	(22.0)	3,314
Deferred tax liabilities	6,978	7,108	(130)	(1.8)	6,957
Other liabilities	3,595	3,207	388	12.1	3,049
Liabilities	87,748	80,028	7,720	9.6	78,570

Shareholders’ equity	41,589	43,112	(1,523)	(3.5)	44,815
Issued capital	11,165	11,165	0	0.0	11,165
Capital reserves	51,529	51,526	3	0.0	51,525
Retained earnings including carryforwards	(20,956)	(18,761)	(2,195)	(11.7)	(18,944)
Total other comprehensive income	(3,914)	(5,411)	1,497	27.7	(4,352)
Total other comprehensive income directly associated with non-current assets and disposal groups held for sale	(2,242)	-	(2,242)	n.a.	-
Net profit	356	1,483	(1,127)	(76.0)	2,213
Treasury shares	(5)	(5)	0	0.0	(5)
Issued capital and reserves attributable to owners of the parent	35,933	39,997	(4,064)	(10.2)	41,602
Non-controlling interests	5,656	3,115	2,541	81.6	3,213
Total liabilities and shareholders’ equity	129,337	123,140	6,197	5.0	123,385

a	Figures for the comparative reporting dates adjusted. Changes in the presentation of derivatives. For explanations, please refer to “Selected explanatory notes/Accounting policies.”

Consolidated income statement.

	Q3 2009 millions of €	Q3 2008 millions of €	Change %	Q1 - Q3 2009 millions of €	Q1 - Q3 2008 millions of €	Change %	FY 2008 millions of €
Net revenue	16,262	15,454	5.2	48,402	45,557	6.2	61,666
Cost of sales	(9,224)	(8,248)	(11.8)	(26,876)	(24,912)	(7.9)	(34,592)
Gross profit	7,038	7,206	(2.3)	21,526	20,645	4.3	27,074
Selling expenses	(3,697)	(3,948)	6.4	(11,752)	(11,467)	(2.5)	(15,952)
General and administrative expenses	(983)	(1,230)	20.1	(3,588)	(3,563)	(0.7)	(4,821)
Other operating income	391	600	(34.8)	1,031	1,613	(36.1)	1,971
Other operating expenses	(251)	(315)	20.3	(2,463)	(749)	n.a.	(1,232)
Profit from operations	2,498	2,313	8.0	4,754	6,479	(26.6)	7,040
Finance costs	(668)	(556)	(20.1)	(1,935)	(1,898)	(1.9)	(2,487)
Interest income	68	81	(16.0)	259	239	8.4	408
Interest expense	(736)	(637)	(15.5)	(2,194)	(2,137)	(2.7)	(2,895)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	7	60	(88.3)	21	76	(72.4)	(388)
Other financial income (expense)	(141)	(183)	23.0	(645)	(510)	(26.5)	(713)
Profit (loss) from financial activities	(802)	(679)	(18.1)	(2,559)	(2,332)	(9.7)	(3,588)
Profit before income taxes	1,696	1,634	3.8	2,195	4,147	(47.1)	3,452
Income taxes	(551)	(553)	0.4	(1,378)	(1,459)	5.6	(1,428)
Profit	1,145	1,081	5.9	817	2,688	(69.6)	2,024

Profit (loss) attributable to	1,145	1,081	5.9	817	2,688	(69.6)	2,024
Owners of the parent (net profit (loss))	959	895	7.2	356	2,213	(83.9)	1,483
Non-controlling interests	186	186	0.0	461	475	(2.9)	541

Earnings per share.

		Q3 2009	Q3 2008	Change %	Q1 - Q3 2009	Q1 - Q3 2008	Change %	FY 2008
Earnings per share/ADS
Basic	(€)	0.22	0.21	4.8	0.08	0.51	(84.3)	0.34
Diluted	(€)	0.22	0.21	4.8	0.08	0.51	(84.3)	0.34

Deutsche Telekom 1. - 3. Quartal 2009

Consolidated statement of comprehensive income.

	Q3 2009 millions of €	Q3 2008 millions of €	Change %	Q1 - Q3 2009 millions of €	Q1 - Q3 2008 millions of €	Change %	FY 2008 millions of €
Profit	1,145	1,081	5.9	817	2,688	(69.6)	2,024
Actuarial gains and losses on defined benefit plans and other employee benefits	(490)	0	n.a.	(490)	0	n.a.	227
Revaluation due to business combinations	0	1	n.a.	(33)	0	n.a.	0
Exchange differences on translating foreign operations	(630)	1,681	n.a.	(578)	718	n.a.	(352)
Available-for-sale financial assets
Change in other comprehensive income (not recognized in income statement)	11	0	n.a.	5	1	n.a.	1
Recognition of other comprehensive income in income statement	0	0	-	0	0	-	0
Fair value measurement of hedging instruments
Change in other comprehensive income (not recognized in income statement)	(98)	15	n.a.	(65)	92	n.a.	60
Recognition of other comprehensive income in income statement	22	(5)	n.a.	(4)	(14)	71.4	(101)
Other income and expense recognized directly in equity	0	4	n.a.	11	4	n.a.	(8)
Income taxes relating to components of other comprehensive income	156	(2)	n.a.	162	(24)	n.a.	(53)
Other comprehensive income	(1,029)	1,694	n.a.	(992)	777	n.a.	(226)
Total comprehensive income	116	2,775	(95.8)	(175)	3,465	n.a.	1,798

Total comprehensive income attributable to	116	2,775	(95.8)	(175)	3,465	n.a.	1,798
Owners of the parent	(79)	2,608	n.a.	(681)	2,857	n.a.	1,251
Non-controlling interests	195	167	16.8	506	608	(16.8)	547

Deutsche Telekom 1. - 3. Quartal 2009

Consolidated statement of changes in equity.

	Issued capital and reserves attributable to owners of the parent
	Equity contributed		Consolidated shareholders’ equity generated		Total other comprehensive income
	Issued capital	Capital reserves	Retained earnings incl. carryforwards	Net profit (loss)	Translation of foreign operations	Revaluation surplus	Available-for-sale financial assets
	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €
Balance at January 1, 2008	11,165	51,524	(16,218)	571	(5,999)	308	2
Unappropriated profit (loss) carried forward			571	(571)
Dividends			(3,386)
Proceeds from the exercise of stock options		1
Total comprehensive income				2,213	585		1
Transfer to retained earnings			89			(89)
Balance at September 30, 2008	11,165	51,525	(18,944)	2,213	(5,414)	219	3

Balance at January 1, 2009	11,165	51,526	(18,761)	1,483	(6,356)	202	3
Changes in the composition of the Group
Unappropriated profit (loss) carried forward			1,483	(1,483)
Dividends			(3,386)
Proceeds from the exercise of stock options		3
Total comprehensive income			(357)	356	(616)	(33)	(2)
Transfer to retained earnings			65			(65)
Balance at September 30, 2009	11,165	51,529	(20,956)	356	(6,972)	104	1

Deutsche Telekom 1. - 3. Quartal 2009

					Total	Non-controlling interests	Total share-holders’ equity
	Total other comprehensive income			Treasury shares
	Cash flow hedges	Other comprehen-sive income	Deferred taxes
	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €
Balance at January 1, 2008	1,126	0	(344)	(5)	42,130	3,115	45,245
Unappropriated profit (loss) carried forward					0		0
Dividends					(3,386)	(510)	(3,896)
Proceeds from the exercise of stock options					1		1
Total comprehensive income	78	4	(24)		2,857	608	3,465
Transfer to retained earnings					0		0
Balance at September 30, 2008	1,204	4	(368)	(5)	41,602	3,213	44,815

Balance at January 1, 2009	1,085	(11)	(334)	(5)	39,997	3,115	43,112
Changes in the composition of the Group					0	2,876	2,876
Unappropriated profit (loss) carried forward					0		0
Dividends					(3,386)	(841)	(4,227)
Proceeds from the exercise of stock options					3		3
Total comprehensive income	(69)	11	29		(681)	506	(175)
Transfer to retained earnings					0		0
Balance at September 30, 2009	1,016	0	(305)	(5)	35,933	5,656	41,589

Deutsche Telekom 1. - 3. Quartal 2009

Consolidated cash flow statement.

	Q3 2009 millions of €	Q3 2008 millions of €	Q1 - Q3 2009 millions of €	Q1 - Q3 2008 millions of €	FY 2008 millions of €
Profit	1,145	1,081	817	2,688	2,024
Depreciation, amortization and impairment losses	2,896	2,581	10,609	7,936	10,975
Income tax expense (benefit)	551	553	1,378	1,459	1,428
Interest income and interest expenses	668	556	1,935	1,898	2,487
Other financial (income) expense	141	183	645	510	713
Share of (profit) loss of associates and joint ventures accounted for using the equity method	(7)	(60)	(21)	(76)	388
(Profit) loss on the disposal of fully consolidated subsidiaries	-	48	(23)	(451)	(455)
Other non-cash transactions	(48)	28	(148)	(44)	(147)
(Gain) loss from the disposal of intangible assets and property, plant and equipment	3	14	36	41	70
Change in assets carried as working capital	1,098	308	1,112	177	286
Change in provisions	53	(65)	(1,138)	(421)	493
Change in other liabilities carried as working capital	(232)	(243)	(873)	(361)	(130)
Income taxes received (paid)	(248)	(107)	(747)	(375)	(520)
Dividends received	9	6	16	45	13
Net payments from entering into or canceling interest rate swapsa	-		242		-
Cash generated from operations	6,029	4,883	13,840	13,026	17,625
Interest paid	(836)	(844)	(2,812)	(2,590)	(3,431)
Interest received	150	246	793	862	1,174
Net cash from operating activities	5,343	4,285	11,821	11,298	15,368
Cash outflows for investments in
Intangible assets	(419)	(437)	(1,087)	(1,005)	(1,799)
Property, plant and equipment	(1,712)	(1,700)	(5,866)	(4,761)	(6,908)
Non-current financial assets	(63)	(119)	(159)	(2,802)	(3,261)
Investments in fully consolidated subsidiaries and business units	(683)	(2)	(751)	(1,030)	(1,030)
Proceeds from disposal of
Intangible assets	3	(11)	5	15	34
Property, plant and equipment	71	59	233	241	338
Non-current financial assets	8	(39)	94	93	102
Investments in fully consolidated subsidiaries and business units	-	(7)	120	736	778
Net change in short-term investments and marketable securities and receivables	340	(38)	(47)	(202)	611
Net change in cash and cash equivalents due to first-time full inclusion of OTE	-	-	1,558	-	-
Other	1	(215)	(92)	(231)	(249)
Net cash used in investing activities	(2,454)	(2,509)	(5,992)	(8,946)	(11,384)
Proceeds from issue of current financial liabilities	224	9,703	3,168	37,915	39,281
Repayment of current financial liabilities	(2,705)	(12,042)	(6,756)	(41,503)	(44,657)
Proceeds from issue of non-current financial liabilities	327	1,979	5,307	6,199	6,477
Repayment of non-current financial liabilities	24	(29)	(89)	(85)	(96)
Dividend payments	(401)	(195)	(4,287)	(3,897)	(3,963)
Proceeds from the exercise of stock options	1	1	1	3	3
Repayment of lease liabilities	(31)	(33)	(95)	(110)	(142)
Net cash used in financing activities	(2,561)	(616)	(2,751)	(1,478)	(3,097)
Effect of exchange rate changes on cash and cash equivalents	(21)	(3)	39	37	(61)
Changes in cash and cash equivalents associated with assets held for sale	(63)	-	(63)	-	-
Net increase (decrease) in cash and cash equivalents	244	1,157	3,054	911	826
Cash and cash equivalents, at the beginning of the period	5,836	1,954	3,026	2,200	2,200
Cash and cash equivalents, at end of the period	6,080	3,111	6,080	3,111	3,026

a	Disclosure was adjusted. For explanations, please refer to “Selected explanatory notes/Accounting policies.”

Deutsche Telekom 1. - 3. Quartal 2009

Selected explanatory notes.

Accounting policies.

In accordance with § 37x (3) of the Securities Trading Act (Wertpapierhandelsgesetz – WpHG), Deutsche Telekom AG’s quarterly financial report comprises interim consolidated financial statements and an interim management report for the Group. The interim consolidated financial statements were prepared in accordance with the International Financial Reporting Standards (IFRSs) applicable to interim financial reporting as adopted by the EU. The interim management report for the Group was prepared in accordance with the applicable provisions of the WpHG.

Statement of compliance.

The interim consolidated financial statements for the period ended September 30, 2009 are in compliance with International Accounting Standard (IAS) 34. As permitted by IAS 34, it has been decided to publish a condensed version compared to the consolidated financial statements at December 31, 2008. All IFRSs issued by the International Accounting Standards Board (IASB), effective at the time of preparing this Interim Report and applied by Deutsche Telekom, have been adopted for use in the EU by the European Commission. As such, this Interim Group Report is also in compliance with the IFRSs as published by the IASB.

In the opinion of the Board of Management, the reviewed quarterly financial report includes all standard adjustments to be applied on an ongoing basis that are required to give a true and fair view of the results of operations, financial position and cash flows of the Group. Please refer to the notes to the consolidated financial statements as of December 31, 2008 and the following additions for the accounting policies applied for the Group’s financial reporting.

To implement its “Focus, fix and grow” strategy, Deutsche Telekom transferred around 160,000 business customers from T-Systems to the Broadband/Fixed Network operating segment under the umbrella of T-Home, Sales and Service with effect from January 1, 2009. At the same time, the Business Customers operating segment was renamed Systems Solutions. These 160,000 business customers have been assigned to the Germany operating segment since July 1, 2009.

Deutsche Telekom adjusted the presentation of its cash flow statement in 2009. Net payments from entering into or canceling interest rate swaps are disclosed as cash generated from operations under “Net cash from operating activities.” Deutsche Telekom believes that this change better reflects the economic nature of the transaction. The change has an immaterial effect on prior-year periods, hence no adjustments were made.

Since July 1, 2009 Deutsche Telekom’s organizational structure has reflected the realigned management structure approved by the Supervisory Board on April 29, 2009. The new structure increases regional market responsibility in the combined fixed-network and mobile communications business. The realignment also resulted in a change to the structure of the operating segments from July 1, 2009. Since July 1, 2009 Deutsche Telekom has reported on five operating segments: Germany, United States, Europe, Southern and Eastern Europe, and Systems Solutions as well as on Group Headquarters & Shared Services.

 In September 2007, the IASB issued an amendment to IAS 1 “Presentation of Financial Statements.” The amendments to IAS 1 were endorsed by the European Union in December 2008 and are effective for financial years beginning on or after January 1, 2009. In accordance with the amendments to IAS 1, Deutsche Telekom has adjusted the presentation of its results of operations, financial position and cash flows as follows:

All changes in shareholders’ equity resulting from transactions with owners are presented separately from those changes in shareholders’ equity not resulting from transactions with owners (non-owner changes).

Income and expenses are presented separately from transactions with owners in two components of the financial statements (consolidated income statement and consolidated statement of comprehensive income).

The components of “Other comprehensive income” are presented in the consolidated statement of comprehensive income.

“Total other comprehensive income” is presented in the consolidated statement of changes in equity.

The amendment to IAS 1 also requires the relevant amount of income tax per component of other comprehensive income to be stated and the amounts reclassified as other comprehensive income to be presented.

As a result of the first annual improvement project, the IASB issued a collective standard with amendments to various IFRSs in May 2008. It relates to a large number of smaller amendments to existing standards whose implementation was regarded as necessary, but non-urgent. The European Union endorsed this standard in January 2009. In the collective standard, the IASB clarified that derivative financial instruments classified as held for trading are not always required to be presented in the balance sheet as current assets or liabilities. Since January 1, 2009, Deutsche Telekom has therefore reported its held-for-trading derivative financial instruments as either current or non-current depending on the maturity of the particular contract. The figures for the comparative reporting dates have been adjusted accordingly. The other amendments to IFRSs resulting from the collective standard did not have a material impact on the presentation of Deutsche Telekom’s results of operations, financial position or cash flows.

In March 2007, the IASB issued an amendment to IAS 23 “Borrowing Costs.” The European Union endorsed IAS 23 in December 2008. The amendment to the standard mainly relates to the elimination of the option of recognizing borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as an expense. In accordance with Deutsche Telekom’s accounting principles, qualifying assets are construction projects or other assets for which a period of at least 12 months is necessary in order to get them ready for their intended use or sale. Borrowing costs relating to assets measured at fair value and to inventories that are manufactured or produced in large quantities on a repetitive basis must not be capitalized, even if they take a substantial period of time to get ready for use or sale.

Since January 1, 2009, Deutsche Telekom has capitalized borrowing costs as a portion of the cost of acquisition or production of qualifying assets in cases in which the criteria for capitalization set out in IAS 23 were met. The amount of the borrowing costs required to be capitalized was calculated on the basis of an average capitalization rate of 6.8 percent applied across the Group. The figures for prior-year periods have not been adjusted.

In June 2007, the IFRIC issued IFRIC 13 “Customer Loyalty Programmes.” The European Union endorsed IFRIC 13 in December 2008. The interpretation is effective for financial years beginning on or after July 1, 2008. The interpretation addresses the accounting of customer loyalty programs that grant customers points (credits) that allow them to acquire free or discounted goods or services from the seller or a third party. The question to be clarified was whether the award credits are a liability in the context of a sale or an advance payment for a future sales transaction. The interpretation now issued requires the proceeds of the sale to be divided into two components. One component is attributable to the transaction which resulted in the credit awards. The other component is allocable to the future sales transaction resulting from the credit awards to be redeemed. The portion of the proceeds allocated to the goods or service already delivered is recognized as revenue. The portion of the proceeds allocated to the award credits is deferred as an advance payment until the customer redeems the credit award, or the obligation in respect of the credit award is fulfilled. Deutsche Telekom adjusted its accounting policies accordingly as of January 1, 2009. The adoption of IFRIC 13 did not have a material impact on the presentation of Deutsche Telekom’s results of operations, financial position or cash flows.

In January 2009, the IFRIC issued IFRIC 18 “Transfer of Assets from Customers.” The European Union has not yet endorsed IFRIC 18. The interpretation clarifies the IFRS requirements for agreements whereby an entity receives from a customer an item of property, plant and equipment (or cash which is used only for the construction or acquisition of an item of property, plant and equipment) that the entity must then use to connect the customer to a network and/or to provide the customer with ongoing access to a supply of goods or services. IFRIC 18 is to be applied prospectively to transactions that will be carried out on or after July 1, 2009. The adoption of IFRIC 18 did not have a material impact on the presentation of Deutsche Telekom’s results of operations, financial position or cash flows.

Deutsche Telekom 1. - 3. Quartal 2009

Business combinations.

OTE.

On May 16, 2008, Deutsche Telekom acquired just under 20 percent of the shares in Hellenic Telecommunications Organization S.A., Athens, Greece (OTE) from Marfin Investment Group at a price of EUR 2.6 billion. On May 14, 2008, Deutsche Telekom also entered into a shareholders’ agreement with the Hellenic Republic providing for an increase in this holding to 25 percent plus one vote – each share is entitled to one vote – and granting Deutsche Telekom the possibility of controlling OTE’s financial and operating policies, as defined by IAS 27, following the completion of all necessary steps of the transaction.

To this end, Deutsche Telekom and the Hellenic Republic entered into a share purchase agreement on May 14, 2008 for the acquisition of an additional 3 percent of the shares at a price of EUR 0.4 billion. Under the share purchase agreement, Deutsche Telekom has additionally granted the Hellenic Republic two put options for an additional 5 percent (put option I) and 10 percent (put option II) of the shares. Deutsche Telekom assumed present ownership of the shares of put option I when the share purchase agreement became effective, meaning the agreed purchase price of EUR 0.7 billion was recognized as acquisition costs. The Hellenic Republic exercised put option I on July 31, 2009. Put option II can be exercised at market price plus a premium initially of 20 percent for a period of twelve months from November 10, 2009, after which it can be exercised at market price plus a premium of 15 percent until December 31, 2011. The consummation of the shareholders’ agreement and the share purchase agreement was also contingent upon the acquisition of an additional 2 percent of the shares in OTE by Deutsche Telekom from the market, which was executed on July 17, 2008 at a total value of EUR 0.1 billion.

The share purchase agreement became legally valid following full approval given by the responsible national and international supervisory authorities by the beginning of November 2008. Consequently, Deutsche Telekom acquired an additional 3 percent of OTE’s shares from the Hellenic Republic on November 5, 2008, thus effecting the legal validity of the shareholders’ agreement. Deutsche Telekom holds a stake in OTE of 30 percent plus one share as a result of the aforementioned transactions. The changes to OTE’s Articles of Incorporation necessary for full implementation of the shareholders’ agreement were approved at the extraordinary shareholders’ meeting of OTE on February 6, 2009. Consequently, Deutsche Telekom has taken control of 50 percent plus two voting shares and therefore the company’s financial and operating policies.

Upon implementation of the shareholders’ agreement on February 6, 2009, OTE is no longer included using the equity method, but fully consolidated for the first time. As part of the first-time full consolidation of OTE, put option II was recognized as contingent consideration, thus resulting in the recording of a liability and corresponding cost of the acquisition of EUR 0.6 billion. As a result, the interest attributable to Deutsche Telekom amounts to 40 percent plus one vote. The total cost of the acquisition including costs directly attributable to the transaction amounts to EUR 4.4 billion, of which EUR 3.7 billion had an effect on cash flows until September 30, 2009. The following table shows the purchase price as of the date of acquisition:

	Interest %	billions of €
Purchase price for acquired shares	25.0	3.1
Shares acquired from Marfin Investment Group	20.0	2.6
Shares acquired from the market	2.0	0.1
Shares acquired from the Hellenic Republic	3.0	0.4
Put option I (exercised on July 31, 2009)	5.0	0.7
Put option II	10.0	0.7
Dividend received from pre-acquisition profits		(0.1)
Purchase price	40.0	4.4

The total liability for put option II comprises the covered shares measured at market price as well as a market price premium. The carrying amounts of the liabilities for put option II are adjusted in each period in the event of changes in market price, as well as in the event that it is not exercised. As of the balance sheet date, liabilities for put option II adjusted for changes in market prices amounted to EUR 0.6 billion; accordingly, goodwill decreased by EUR 0.1 billion compared with the date of acquisition to EUR 2.4 billion.

The business combination with OTE resulted in the recognition of goodwill of EUR 2.5 billion as of the date of acquisition, determined on the basis of a preliminary purchase price allocation. This goodwill arises from synergies expected from the two companies, in particular due to integrated market approach and procurement.

The fair values of OTE’s acquired assets, liabilities and contingent liabilities recognized at the date of acquisition and their carrying amounts immediately prior to the business combination are presented in the table below. Since the purchase price allocation is still preliminary, the amounts can be subject to change. As soon as the measurement has been finalized, the final purchase price allocation will be carried out.

	Fair value at acquisition date millions of €	Carrying amounts immediately prior to the business combination millions of €
Assets	16,674	14,567
Current assets	3,455	3,455
Cash and cash equivalents	1,580	1,580
Non-current assets and disposal groups held for sale	159	159
Other assets	1,716	1,716

Non-current assets	13,219	11,112
Intangible assets	5,346	4,751
Of which: goodwill	2,482	3,835
Property, plant and equipment	7,091	5,611
Other assets	782	750

Liabilities	9,854	9,441
Current liabilities	3,012	3,012
Financial liabilities	637	637
Trade and other payables	901	901
Liabilities directly associated with non-current assets and disposal groups held for sale	21	21
Other liabilities	1,453	1,453

Non-current liabilities	6,842	6,429
Financial liabilities	5,133	5,411
Other liabilities	1,709	1,018

Following the developments in the economy overall during the fourth quarter of 2008 and the associated increase in the volatility of the discount rates, Deutsche Telekom tested the OTE investment for impairment at the end of 2008. This test resulted in Deutsche Telekom recognizing an impairment loss of EUR 0.5 billion on the carrying amount of OTE. The impairment loss was disclosed as a decrease in the goodwill when OTE was fully consolidated for the first time.

The supervisory authorities approved the acquisition of the stake in OTE subject to the requirement to sell Cosmofon, OTE’s Macedonian subsidiary. Cosmofon was sold as of May 12, 2009 and is therefore no longer included in the consolidated balance sheet as of the reporting date.

TE was included in Deutsche Telekom’s consolidated financial statements for the first time as of February 6, 2009. Net revenue increased by EUR 3,934 million in the reporting period as a result of the acquisition of OTE. Had the business combination already occurred on January 1, 2009, Deutsche Telekom’s net revenue would have been EUR 499 million higher. Deutsche Telekom’s profit for the current period includes a profit at OTE of EUR 75 million. Had the business combination already occurred on January 1, 2009, the profit would have been EUR 24 million higher.

Changes in the composition of the Group.

In the past year, Deutsche Telekom acquired and disposed of interests in various companies that were not yet, or were only partially, included in the consolidated financial statements for the first nine months of 2008. This primarily relates to SunCom, which was included in the consolidated financial statements for the first time as of February 22, 2008. Furthermore, DeTeImmobilien was deconsolidated effective September 30, 2008. The equity interest in CAP Customer Advantage Program GmbH was sold as of January 30, 2009. In addition, OTE was fully consolidated for the first time on February 6, 2009 upon implementation of the shareholders’ agreement.

Effect of changes in the composition of the Group on the consolidated income statement for the first nine months of 2009.

	Germany millions of €	United States millions of €	Europe millions of €	Southern and Eastern Europe millions of €	Systems Solutions millions of €	Group Headquarters & Shared Services millions of €	Total millions of €
Net revenue	(23)	102	0	3,906	7	5	3,997
Cost of sales	6	(42)	0	(2,318)	(10)	(78)	(2,442)
Gross profit (loss)	(17)	60	0	1,588	(3)	(73)	1,555
Selling expenses	16	(39)	0	(865)	2	1	(885)
General and administrative expenses	3	(4)	0	(336)	1	81	(255)
Other operating income	(1)	0	0	26	(1)	29	53
Other operating expenses	0	0	0	(10)	0	6	(4)
Profit (loss) from operations	1	17	0	403	(1)	44	464
Finance costs	(3)	0	0	(215)	0	(9)	(227)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	0	0	0	0	0	0	0
Other financial income (expense)	(1)	0	0	(3)	0	(6)	(10)
Profit (loss) from financial activities	(4)	0	0	(218)	0	(15)	(237)
Profit (loss) before income taxes	(3)	17	0	185	(1)	29	227
Income taxes	0	(6)	0	(135)	1	(6)	(146)
Profit (loss)	(3)	11	0	50	0	23	81

Selected notes to the consolidated income statement.

Net revenue.

	Q3 2009 millions of €	Q3 2008 millions of €	Change %	Q1 - Q3 2009 millions of €	Q1 - Q3 2008 millions of €	Change %	FY 2008 millions of €
Net revenue	16,262	15,454	5.2	48,402	45,557	6.2	61,666

For details of changes in net revenue, please refer to the section “Development of business in the Group” in the interim Group management report.

Cost of sales.

	Q3 2009 millions of €	Q3 2008 millions of €	Change %	Q1 - Q3 2009 millions of €	Q1 - Q3 2008 millions of €	Change %	FY 2008 millions of €
Cost of sales	(9,224)	(8,248)	(11.8)	(26,876)	(24,912)	(7.9)	(34,592)

The EUR 2.0 billion increase in cost of sales year-on-year is mainly attributable to the first-time full consolidation of OTE, which contributed EUR 2.3 billion to the Group’s cost of sales in the first nine months of the financial year. Furthermore, higher sales of higher value products and the roll-out of the 2G and 3G networks increased costs in the United States operating segment. Exchange rate effects of EUR 0.6 billion also increased cost of sales in the United States operating segment.

Sales-related declines in cost of sales, in particular in the Germany, Europe and Systems Solutions operating segments and at Group Headquarters & Shared Services, impacted the Group by a total of EUR 0.5 billion. Positive exchange rate effects of EUR 0.5 billion in the Europe operating segment and EUR 0.1 billion in the Southern and Eastern Europe operating segment arising from the translation of pounds sterling, Polish zlotys, Czech korunas and Hungarian forints to euros also reduced the cost of sales.

Selling expenses.

	Q3 2009 millions of €	Q3 2008 millions of €	Change %	Q1 - Q3 2009 millions of €	Q1 - Q3 2008 millions of €	Change %	FY 2008 millions of €
Selling expenses	(3,697)	(3,948)	6.4	(11,752)	(11,467)	(2.5)	(15,952)

Selling expenses increased by EUR 0.3 billion compared with the same period in the prior year.

The first-time full consolidation of OTE contributed EUR 0.9 billion to this increase; exchange rate effects also had a negative impact of EUR 0.2 billion.

In the Germany operating segment, cost cuts in operational sales and accounts receivable management reduced selling expenses by EUR 0.6 billion. The Group’s marketing expenses decreased by EUR 0.2 billion.

General and administrative expenses.

	Q3 2009 millions of €	Q3 2008 millions of €	Change %	Q1 - Q3 2009 millions of €	Q1 - Q3 2008 millions of €	Change %	FY 2008 millions of €
General and administrative expenses	(983)	(1,230)	20.1	(3,588)	(3,563)	(0.7)	(4,821)

Administrative expenses in the Group remained at the prior-year level. The effect from the first-time full consolidation of OTE of EUR 0.3 billion was offset by savings measures. Exchange rate effects played a minor role in this development. Other operating income/expenses.

	Q3 2009 millions of €	Q3 2008 millions of €	Change %	Q1 - Q3 2009 millions of €	Q1 - Q3 2008 millions of €	Change %	FY 2008 millions of €
Other operating income	391	600	(34.8)	1,031	1,613	(36.1)	1,971
Other operating expenses	(251)	(315)	20.3	(2,463)	(749)	n.a.	(1,232)

Other operating income decreased by EUR 0.6 billion compared with the first nine months of 2008. The decline was mainly attributable to lower income from disposals. In the previous year, this item included a gain on the disposal of Media&Broadcast.

Other operating expenses rose by EUR 1.7 billion compared with the first nine months of 2008. This increase was mainly attributable to an impairment loss on the goodwill of the cash generating unit T-Mobile UK amounting to EUR 1.8 billion that was recorded in the first quarter of 2009. For further details, please refer to the “Depreciation, amortization and impairment losses” section.

Profit/loss from financial activities.

	Q3 2009 millions of €	Q3 2008 millions of €	Change %	Q1 - Q3 2009 millions of €	Q1 - Q3 2008 millions of €	Change %	FY 2008 millions of €
Profit (loss) from financial activities	(802)	(679)	(18.1)	(2,559)	(2,332)	(9.7)	(3,588)
Finance costs	(668)	(556)	(20.1)	(1,935)	(1,898)	(1.9)	(2,487)
Interest income	68	81	(16.0)	259	239	8.4	408
Interest expense	(736)	(637)	(15.5)	(2,194)	(2,137)	(2.7)	(2,895)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	7	60	(88.3)	21	76	(72.4)	(388)
Other financial income (expense)	(141)	(183)	23.0	(645)	(510)	(26.5)	(713)

The increase of EUR 0.2 billion in the loss from financial activities compared with the prior-year period is mainly attributable to an increase in other financial expense.

Finance costs were subject to two offsetting effects. On the one hand, interest expense increased in the first nine months of 2009 due to the first-time full consolidation of OTE in the consolidated financial statements. On the other, the downgrade of Deutsche Telekom’s rating in 2008 and the resulting adjustments to carrying amounts for a number of bonds with rating-linked coupons had a one-time impact on interest expense in the prior-year period.

The EUR 0.1 billion increase in other financial expense compared with the prior-year period is mainly attributable to higher interest rate expenses on provisions and liabilities.

Income taxes.

	Q3 2009 millions of €	Q3 2008 millions of €	Change %	Q1 - Q3 2009 millions of €	Q1 - Q3 2008 millions of €	Change %	FY 2008 millions of €
Income taxes	(551)	(553)	0.4	(1,378)	(1,459)	5.6	(1,428)

Despite significantly lower profit/loss before income taxes, income tax expense only decreased slightly compared with the prior-year period. This relatively small decrease in income tax expense is attributable to an impairment of goodwill in the first quarter of 2009 that has no tax effect.

Other disclosures.

Personnel.

	Q3 2009 millions of €	Q3 2008 millions of €	Change %	Q1 - Q3 2009 millions of €	Q1 - Q3 2008 millions of €	Change %	FY 2008 millions of €
Personnel costs	(3,544)	(3,286)	(7.9)	(10,497)	(10,063)	(4.3)	(14,078)

Average number of employees	260,497	235,970	10.4	256,734	236,752	8.4	234,887

	Sept. 30, 2009	Dec. 31, 2008	Change	Change %	Sept. 30, 2008
Number of employees at balance sheet date	259,973	227,747	32,226	14.1	230,079
Domestic	130,429	131,713	(1,284)	(1.0)	135,701
International	129,544	96,034	33,510	34.9	94,378

Non-civil servants	229,377	195,634	33,743	17.2	196,940
Civil servants (domestic)	30,596	32,113	(1,517)	(4.7)	33,139

Trainees and student interns at balance sheet date	10,575	11,668	(1,093)	(9.4)	11,605

Personnel costs increased by EUR 0.4 billion year-on-year in the first nine months of 2009. The decrease resulting from personnel reductions in Germany was more than offset by the first-time full consolidation of OTE and retail distribution growth at T-Mobile USA. These factors had a corresponding effect on the average number of employees. The increase in the number of employees at the balance sheet date was primarily caused by the first-time full inclusion of OTE.

Depreciation, amortization and impairment losses.

	Q3 2009 millions of €	Q3 2008 millions of €	Change %	Q1 - Q3 2009 millions of €	Q1 - Q3 2008 millions of €	Change %	FY 2008 millions of
Amortization and impairment of intangible assets	(865)	(783)	(10.5)	(4,340)	(2,332)	(86.1)	(3,397)
Of which: UMTS licenses	(193)	(217)	11.1	(616)	(655)	6.0	(868)
Of which: U.S. mobile communications licenses	-	-	-	-	(21)	n.a.	(21)
Of which: goodwill	(11)	-	n.a.	(1,817)	-	n.a.	(289)
Depreciation and impairment of property, plant and equipment	(2,031)	(1,798)	(13.0)	(6,269)	(5,604)	(11.9)	(7,578)
Total depreciation, amortization and impairment losses	(2,896)	(2,581)	(12.2)	(10,609)	(7,936)	(33.7)	(10,975)

Depreciation, amortization and impairment losses in the Group increased year-on-year due to the first-time full consolidation of OTE and to an impairment loss amounting to EUR 1.8 billion that was recognized on the goodwill of the cash generating unit T-Mobile UK in the first quarter of 2009.

Events or circumstances that resulted in this impairment loss to be recognized at the cash-generating unit T-Mobile UK in the former operating segment Mobile Communications Europe in the first quarter of 2009 primarily include the major economic slowdown and more intense competition in the United Kingdom. Lower roaming revenues and new regulation of roaming and termination charges had a negative impact on revenue at the time of the impairment. Increased termination charges for the use of third-party mobile communications networks and high customer acquisition and retention expenses raised the cost base.

Selected notes to the consolidated balance sheet.

Cash and cash equivalents.

Cash and cash equivalents increased from EUR 3.0 billion to EUR 6.1 billion as of September 30, 2009. This increase was primarily attributable to the first-time full consolidation of OTE, together with its cash and cash equivalents, in the consolidated financial statements, free cash flow, and net proceeds from the issue of financial liabilities. These factors were partially offset by dividend payments and the acquisition of additional shares in OTE.

Detailed information can be found in the consolidated cash flow statement.

Non-current assets and disposal groups held for sale.

As of September 30, 2009, current assets recognized in the consolidated balance sheet included EUR 6.4 billion in non-current assets and disposal groups held for sale and directly associated liabilities totaling EUR 1.4 billion. The following table sets out the major classes of assets and liabilities classified as held for sale:

Deutsche Telekom 1. - 3. Quartal 2009

Major classes of assets and liabilities classified as held for sale:

	T-Mobile UK Europe operating segment millions of €	Deutsche Telekom AG real estate portfolio Group Headquarters & Shared Services millions of €	Other millions of €	Sept. 30, 2009 millions of €
Current assets	586	0	0	586
Trade and other receivables	346	0	0	346
Other current assets	240	0	0	240
Non-current assets	5,615	120	81	5,816
Intangible assets	3,721	0	31	3,752
Property, plant and equipment	1,527	120	50	1,697
Other non-current assets	367	0	0	367
Non-current assets and disposal groups held for sale	6,201	120	81	6,402

Current liabilities	766	0	0	766
Trade and other payables	527	0	0	527
Other current liabilities	239	0	0	239
Non-current liabilities	592	0	0	592
Liabilities directly associated with non-current assets and disposal groups held for sale	1,358	0	0	1,358

T-Mobile UK.

On September 8, 2009, Deutsche Telekom AG and France Télécom SA announced that they had entered into exclusive negotiations to combine T-Mobile UK and Orange UK into a joint venture company in which the two companies would hold 50 percent each. After completion of the transaction, Deutsche Telekom AG would account for its share in the joint venture using the equity method. The entire transaction is subject to approval by the relevant competition authorities in particular. In addition to the assets and liabilities shown in the table above, EUR -2.2 billion (currency translation of foreign subsidiaries) of the total other comprehensive income reported as of September 30, 2009 is attributable to T-Mobile UK.

Deutsche Telekom AG’s real estate portfolio.

Real estate amounting to EUR 0.2 billion (December 31, 2008: EUR 0.4 billion) was shown as held for sale in the consolidated balance sheet at the reporting date as a result of measures to make the use of floor space more efficient, especially in technical facilities. This primarily relates to real estate owned by Deutsche Telekom AG. Impairment losses of EUR 0.1 billion were expensed in the first nine months of 2009 in connection with the reclassification of real estate. Given the current difficult market environment for real estate, Deutsche Telekom does not anticipate disposal of certain land and buildings intended for sale in the near future. According to the relevant accounting regulations (IFRS 5), this real estate at Group Headquarters & Shared Services was no longer permitted to be recognized on the consolidated balance sheet as held for sale and had to be reclassified as non-current assets and measured at the lower of amortized cost and recoverable amount. The resulting measurement differences of EUR 0.1 billion have been recognized under “Other operating income” in the income statement.

Deutsche Telekom 1. - 3. Quartal 2009

Intangible assets and property, plant and equipment.

	Sept. 30, 2009 millions of €	Dec. 31, 2008 millions of €	Change millions of €	Change %	Sept. 30, 2008 millions of €
Intangible assets	51,837	53,927	(2,090)	(3.9)	55,293
Of which: UMTS licenses	6,710	10,005	(3,295)	(32.9)	10,899
Of which: U.S. mobile communications licenses	16,806	17,666	(860)	(4.9)	17,112
Of which: goodwill	20,788	20,626	162	0.8	21,729
Property, plant and equipment	45,320	41,559	3,761	9.0	41,502

The decrease in intangible assets of EUR 2.1 billion largely results from the effect of the change in presentation of T-Mobile UK now classified as held for sale totaling EUR 3.7 billion and from amortization and impairment losses of EUR 4.3 billion as well as exchange rate effects of EUR 0.7 billion. The figure for amortization and impairment losses includes an impairment loss of EUR 1.8 billion on the goodwill of the cash generating unit T-Mobile UK from the first quarter of 2009. These effects are partially offset by additions from the first-time full consolidation of OTE and additions from investing activities, amounting to EUR 6.4 billion in total.

Additions to the carrying amounts of property, plant and equipment mainly relate to additions from the first-time full consolidation of OTE and capital expenditure, totaling EUR 12.2 billion. These additions are partially offset by depreciation of EUR 6.3 billion as well as the effect of the change in presentation of T-Mobile UK now classified as held for sale, amounting to EUR 1.5 billion.

Additions to assets.

	Q3 2009 millions of €	Q3 2008 millions of €	Change %	Q1 - Q3 2009 millions of €	Q1 - Q3 2008 millions of €	Change %	FY 2008 millions of €
Additions to assets	2,027	2,166	(6.4)	8,713	6,480	34.5	10,117
Intangible assets	445	457	(2.6)	3,536	1,896	86.5	2,740
Property, plant and equipment	1,582	1,709	(7.4)	5,177	4,584	12.9	7,377

The increase in investment volume compared with the first nine months of 2008 resulted mainly from goodwill recognized in connection with the first-time consolidation of OTE amounting to EUR 2.4 billion. In the prior-year period, a goodwill from the first-time full inclusion of SunCom was recorded (EUR 0.9 billion).

Additions to assets in the reporting period relate to effects from the first-time full inclusion of the OTE group in the Southern and Eastern Europe operating segment as well as network roll-out in the United States and Germany operating segments.

Investments accounted for using the equity method.

Deutsche Telekom fully consolidated OTE for the first time as of February 6, 2009. Until that date, the existing shares in OTE were carried as an investment accounted for using the equity method. For further details relating to the acquisition of OTE, please refer to the “Business combinations” section.

Financial liabilities.

	Sept. 30, 2009 millions of €	Due ≤1 year millions of €	Due >1 years ≤3 years millions of €	Due >3 years ≤5 years millions of €	Due > 5 years millions of €
Bonds and other securitized liabilities	40,572	6,342	10,611	7,626	15,993
Liabilities to banks	4,617	856	1,107	1,608	1,046
Lease liabilities	1,943	130	220	233	1,360
Liabilities to non-banks from promissory notes	1,037	-	-	164	873
Other interest-bearing liabilities	644	301	140	84	119
Other non-interest-bearing liabilities	3,534	3,451	79	1	3
Derivative financial liabilities	1,120	369	308	200	243

Financial liabilities	53,467	11,449	12,465	9,916	19,637

Deutsche Telekom 1. - 3. Quartal 2009

Shareholders’ equity: Disclosure of tax effects relating to each component of “Other comprehensive income.”

	Q1 – Q3 2009			Q1 – Q3 2008
	Before tax amount millions of €	Tax (expense) benefit millions of €	Net of tax amount millions of €	Before tax amount millions of €	Tax (expense) benefit millions of €	Net of tax amount millions of €
Actuarial gains and losses	(490)	133	(357)	-	-	-
Revaluation due to business combinations	(33)	0	(33)	0	0	0
Exchange differences on translation of foreign subsidiaries	(578)	0	(578)	718	0	718
Available-for-sale financial assets	5	(2)	3	1	0	1
Of which: recognized in income statement	0	0	0	0	0	0
Fair value measurement of hedging instruments	(69)	31	(38)	78	(25)	53
Of which: recognized in income statement	(4)	2	(2)	(14)	(2)	(16)
Other income and expense recognized directly in equity	11	0	11	4	1	5
Other comprehensive income	(1,154)	162	(992)	801	(24)	777
Profit			817			2,688
Total comprehensive income			(175)			3,465

Deutsche Telekom 1. - 3. Quartal 2009

Contingencies.

There were no significant changes at September 30, 2009 to the contingencies reported in the 2008 consolidated financial statements, with the exception of the following matters.

T-Online appraisal rights proceedings.

After the merger of T-Online International AG into Deutsche Telekom AG became effective on June 6, 2006, Deutsche Telekom AG was served around 250 applications for a court review of the fairness of the exchange ratio stipulated in the merger agreement dated May 8, 2005. Under the German Reorganization and Transformation Act (Umwandlungsgesetz), former shareholders of T-Online can request the Frankfurt/Main Regional Court to review the fairness of the exchange ratio in the course of appraisal rights proceedings (Spruchverfahren). The court ruled on March 13, 2009 that the exchange ratio for the T-Online shares was not fair and deemed a supplementary payment of EUR 1.15 per share fair. This decision is not yet final and legally binding. Deutsche Telekom filed an appeal (sofortige Beschwerde) against the ruling immediately and within the stipulated period. Because the complaints do not stipulate a precise numerical claim, but rather target a supplementary cash payment in the amount deemed appropriate by the court, it is not possible at present to estimate whether Deutsche Telekom will be ordered to make a supplementary payment and if so, in what amount. Deutsche Telekom believes the plaintiffs’ claims are unfounded. However, should the current ruling of the Regional Court of Frankfurt/Main become legally binding and Deutsche Telekom be ordered to make a supplementary payment of EUR 1.15 per share to the former shareholders of T-Online, this could result in a payment of approximately EUR 0.2 billion. The amount of EUR 1.15 per share is a possible, but not the most probable outcome in the event that the Higher Regional Court determines that there is to be a supplementary cash payment. It is also possible that in this event the Higher Regional Court will call in an expert consultant to conduct a partial or full revaluation. The expert consultant’s (partial) revaluation may result in no supplementary cash payment at all, but may also result in a higher payment than EUR 1.15 per share.

1999/2001 ULL rate approvals

Under the rulings dated November 27, 2008 and August 27, 2009, the Cologne Administrative Court revoked the Federal Network Agency’s ULL approvals of monthly charges for the period from February 1999 to March 2001 (1999 ULL), and monthly charges and one-time charges for the period from April 2001 to March 2003 (2001 ULL). The Administrative Court criticized the Federal Network Agency’s calculation method in each of its rulings. Leave to appeal against the rulings was refused. The Federal Network Agency and Deutsche Telekom therefore filed complaints with the German Federal Administrative Court against the refusal of permission to appeal the rulings. The German Federal Administrative Court rejected the complaints against non-allowance of appeal for the 1999 ULL in a ruling on October 5, 2009 and a letter of October 12, 2009. The original rate application has therefore been revived. The German Federal Administrative Court has not yet ruled on the complaints against non-allowance of appeal for the 2001 ULL. The Federal Network Agency must now decide again on Deutsche Telekom’s rate approval applications for 1999 ULL and, where necessary, use different calculation methods. It is not possible at present to estimate whether these decisions will require Deutsche Telekom to make payments or price adjustments and if so, in what amount.

Executive bodies.

In agreement with the Supervisory Board, Dr. Karl-Gerhard Eick resigned his seat on the Board of Management with effect from midnight on February 28, 2009.

At the Supervisory Board meeting on February 26, 2009, the Supervisory Board appointed Timotheus Höttges as the new Member of the Board of Management for Finance effective March 1, 2009 and Niek Jan van Damme as the new Member of the Board of Management for T-Home, Sales and Service, also effective March 1, 2009. The establishment of a new Board of Management department for Southern and Eastern Europe with effect from March 1, 2009 was also approved at the meeting on February 26, 2009 to account for the growing significance of the Southern and Eastern European region and to bundle responsibility for the existing, integrated operations in the region following the take-over of management control of the Greek company OTE. This department is headed by Guido Kerkhoff, who was appointed to the Group Board of Management effective March 1, 2009.

On April 29, 2009, the Supervisory Board decided to merge responsibility for standard fixed-network and mobile communications business for consumers and business customers in Germany into a single Board of Management department – Germany – with effect from July 1, 2009. This department is headed by Niek Jan van Damme. Reinhard Clemens retains responsibility for the ICT solution business with corporate customers – T-Systems. In addition, the Chief Operating Officer’s department was established, which is led by Hamid Akhavan, effective July 1, 2009. This new department brings together the responsibility for technology, IT, procurement, products and innovations for standard business for consumers and business customers in the Group. Hamid Akhavan is also responsible for the Group’s mobile communications subsidiaries in the United Kingdom, the Netherlands, Austria, the Czech Republic and Poland.

Significant events after the balance sheet date (September 30, 2009).

For significant events after the balance sheet date, please refer to the “Significant events after the balance sheet date” section in the interim Group management report.

Deutsche Telekom 1. - 3. Quartal 2009

Selected notes to the consolidated cash flow statement.

Net cash from operating activities.

Net cash from operating activities amounted to EUR 11.8 billion in the reporting period, an increase of EUR 0.5 billion over the prior year period. While cash generated from operations improved by EUR 0.8 billion, net interest paid increased by EUR 0.3 billion. The increase in cash generated from operations is the result of several factors, some of which offset each other. The Group’s EBITDA increased by EUR 0.9 billion year-on-year. Taking into consideration the effects of the disposal of fully consolidated companies in 2008 and 2009, this figure is EUR 0.4 billion higher. The change in assets carried as working capital increased by EUR 0.9 billion, mainly as a result of inflows of EUR 0.8 billion from the sale of receivables (factoring). By contrast, the changes in provisions and other liabilities carried as working capital decreased by EUR 1.2 billion year-on-year, mainly due to higher cash outflows for restructuring measures and increased utilization of provisions for personnel costs and provisions for litigation risks and dealers’ commissions. In addition, income tax payments increased by EUR 0.4 billion year-on-year, in particular as a result of the first-time full consolidation of OTE from February 2009. The increase in net interest paid is also largely attributable to this effect.

Net cash used in investing activities.

Net cash used in investing activities totaled EUR 6.0 billion as compared with EUR 8.9 billion in the same period of the previous year. This development was mainly due to the addition of OTE’s cash and cash equivalents amounting to EUR 1.6 billion as part of the first-time full consolidation of OTE, whereas the prior-year period saw outflows for the acquisition of shares in OTE amounting to EUR 2.6 billion. Cash outflows for intangible assets and property, plant and equipment, however, increased by EUR 1.2 billion, primarily as a result of the network roll-out in the United States and, to a lesser extent, the United Kingdom.

The net cash outflows for investments in fully consolidated companies increased by EUR 0.3 billion. Whereas cash outflows amounting to EUR 1.0 billion for the acquisition of SunCom and cash inflows of EUR 0.7 billion from the sale of Media&Broadcast were recorded in the first three quarters of 2008, the first nine months of 2009 saw cash outflows of EUR 0.7 billion largely for the acquisition of additional shares in OTE in connection with put option I, and cash inflows of EUR 0.1 billion from the sale of Cosmofon.

Net cash used in financing activities.

Net cash used in financing activities amounted to EUR 2.8 billion in the first three quarters of 2009, compared with EUR 1.5 billion in the prior-year period.

This change was mostly attributable to EUR 0.9 billion lower year-on-year net proceeds from the issue of non-current financial liabilities. In addition, dividend payments increased by EUR 0.4 billion compared with 2008, in particular as a result of the first-time full consolidation of OTE in February 2009 and higher dividend payments at Slovak Telekom. The considerable decrease in issuance and repayment of current financial liabilities year-on-year is primarily attributable to the issuance of commercial papers in the first nine months of 2009 to finance short-term liquidity needs compared with the many drawdowns on credit lines in the prior-year period.

The issue of financial liabilities in first nine months of 2009 consisted in particular of the issue of a Eurobond for EUR 2.0 billion, medium-term notes for EUR 2.0 billion, a U.S. dollar bond for EUR 1.1 billion, and promissory notes for EUR 0.2 billion. Medium-term notes for an amount of EUR 2.2 billion, a U.S. dollar bond for an amount of EUR 0.7 billion, commercial papers for a net amount of EUR 0.5 billion, and promissory notes and other loans for EUR 0.2 billion were repaid during the same period.

Deutsche Telekom 1. - 3. Quartal 2009

Segment reporting.

Since July 1, 2009, Deutsche Telekom’s organizational structure has reflected the realigned management structure approved by the Supervisory Board on April 29, 2009. The new structure increases regional market responsibility in the combined fixed-network and mobile communications business. The realignment also resulted in a change to the structure of the operating segments from July 1, 2009. Since July 1, 2009, Deutsche Telekom has reported on the five operating segments Germany, United States, Europe, Southern and Eastern Europe, and Systems Solutions as well as on Group Headquarters & Shared Services.

The business activities in four of these five operating segments are assigned by regions and in the fifth by customers and products.

The Germany operating segment comprises all fixed-network and mobile activities in Germany. In addition, the operating segment provides wholesale telecommunications services for the Group’s other operating segments. The United States operating segment combines all mobile activities in the U.S. market. The Europe operating segment covers all activities of the mobile communications companies in the United Kingdom, Poland, the Netherlands, the Czech Republic and Austria, as well as the International Carrier Sales and Services unit, which provides wholesale telecommunications services for the Group’s other operating segments. The Southern and Eastern Europe operating segment comprises all fixed-network and mobile communications operations of the national companies in Hungary, Croatia, Slovakia, Greece, Romania, Bulgaria, Albania, Macedonia, and Montenegro.

Fixed-network business includes all voice and data communications activities based on fixed-network and broadband technology. This includes the sale of terminal equipment and other hardware, as well as the sale of services to resellers.

The mobile communications business offers mobile voice and data services to consumers and business customers. Mobile terminals and other hardware are sold in connection with the services offered. In addition, T-Mobile services are sold to resellers and to companies that buy network services and market them independently to third parties (MVNOs).

The Systems Solutions operating segment bundles business with ICT products and solutions for large multinational corporations under the T-Systems brand. The operating segment offers its customers information and communication technology (ICT) from a single source. It develops and operates infrastructure and industry solutions for multinational corporations and public institutions. The products and services offered range from standard products and IP-based high-performance networks through to complete ICT solutions.

Group Headquarters & Shared Services comprises Service Headquarters and those subsidiaries of Deutsche Telekom AG that are not allocated to the operating segments.

The around 160,000 business customers of the Systems Solutions operating segment (called the Business Customers operating segment until December 31, 2008), which were transferred to the Broadband/Fixed Network operating segment as of January 1, 2009, have been included in the Germany operating segment since July 1, 2009.

All of the information presented here has been incorporated into the following tables, and prior-year and comparative figures have been adjusted accordingly.

The following tables give an overall summary of Deutsche Telekom’s operating segments and Group Headquarters & Shared Services for the third quarters and the first nine months of the years 2009 and 2008, as well as for the full 2008 financial year. Segment reporting further includes a reconciliation of the total profit/loss of the segments to the Group’s profit/loss for the respective periods.

Segment information in the quarters.

Q3 2009 Q3 2008	Net revenue millions of €	Inter-segment revenue millions of €	Total revenue millions of €	EBIT (profit (loss) from operations) millions of €	Deprecia-tion and amortization millions of €	Impair-ment losses millions of €	Segment assets millions of €	Investments accounted for using the equity method millions of €
Germany	6,008	463	6,471	1,409	(1,037)	-	29,600	23
	6,160	441	6,601	1,528	(1,017)	(2)	31,156	17
United States	3,755	3	3,758	595	(492)	(2)	32,693	18
	3,653	4	3,657	570	(447)	-	32,763	15
Europe	2,405	147	2,552	349	(389)	-	16,321	0
	2,791	149	2,940	201	(548)	-	20,671	14
Southern and Eastern Europe	2,564	52	2,616	462	(608)	(12)	21,784	52
	1,215	50	1,265	371	(211)	(1)	8,811	66
Systems Solutions	1,467	658	2,125	16	(167)	-	6,720	54
	1,553	740	2,293	(11)	(190)	(1)	7,072	26
Group Headquarters & Shared Services	63	530	593	(311)	(166)	(33)	10,345	0
	82	666	748	(319)	(156)	(11)	10,681	2,683
Total	16,262	1,853	18,115	2,520	(2,859)	(47)	117,463	147
	15,454	2,050	17,504	2,340	(2,569)	(15)	111,154	2,821
Reconciliation	-	(1,853)	(1,853)	(22)	11	(1)	(3,294)	13
	-	(2,050)	(2,050)	(27)	1	2	(2,884)	(1)
Group	16,262	-	16,262	2,498	(2,848)	(48)	114,169	160
	15,454	-	15,454	2,313	(2,568)	(13)	108,270	2,820

Segment information in the first nine months.

Q1 – Q3 2009 Q1 – Q3 2008	Net revenue millions of €	Inter-segment revenue millions of €	Total revenue millions of €	EBIT (profit (loss) from operations) millions of €	Deprecia-tion and amortization millions of €	Impair-ment losses millions of €	Segment assets millions of €	Investments accounted for using the equity method millions of €
Germany	17,828	1,194	19,022	4,008	(3,131)	(7)	29,600	23
	18,583	1,209	19,792	4,040	(3,119)	(2)	31,156	17
United States	11,802	11	11,813	1,779	(1,545)	(2)	32,693	18
	10,606	10	10,616	1,656	(1,316)	(21)	32,763	15
Europe	7,145	416	7,561	(1,211)	(1,282)	(1,803)	16,321	0
	8,142	417	8,559	486	(1,718)	-	20,671	14
Southern and Eastern Europe	6,965	131	7,096	1,203	(1,677)	(26)	21,784	52
	3,382	117	3,499	920	(648)	(4)	8,811	66
Systems Solutions	4,465	1,945	6,410	54	(517)	0	6,720	54
	4,595	2,149	6,744	407	(565)	(9)	7,072	26
Group Headquarters & Shared Services	197	1,626	1,823	(964)	(486)	(162)	10,345	0
	249	1,930	2,179	(900)	(467)	(91)	10,681	2,683
Total	48,402	5,323	53,725	4,869	(8,638)	(2,000)	117,463	147
	45,557	5,832	51,389	6,609	(7,833)	(127)	111,154	2,821
Reconciliation	-	(5,323)	(5,323)	(115)	30	(1)	(3,294)	13
	-	(5,832)	(5,832)	(130)	24	-	(2,884)	(1)
Group	48,402	-	48,402	4,754	(8,608)	(2,001)	114,169	160
	45,557	-	45,557	6,479	(7,809)	(127)	108,270	2,820

Segment information for the 2008 financial year.

FY 2008	Net revenue millions of €	Inter-segment revenue millions of €	Total revenue millions of €	EBIT (profit (loss) from operations) millions of €	Depreciation and amortization millions of €	Impair-ment losses millions of €	Segment assets millions of €	Investments accounted for using the equity method millions of €
Germany	24,754	1,646	26,400	4,624	(4,164)	(16)	31,551	18
United States	14,942	15	14,957	2,299	(1,863)	(21)	34,302	14
Europe	10,798	556	11,354	496	(2,229)	(128)	17,988	3
Southern and Eastern Europe	4,497	148	4,645	915	(861)	(173)	8,428	65
Systems Solutions	6,368	2,975	9,343	81	(765)	(16)	6,863	46
Group Headquarters & Shared Services	307	2,474	2,781	(1,266)	(646)	(127)	10,625	3,411
Total	61,666	7,814	69,480	7,149	(10,528)	(481)	109,757	3,557
Reconciliation	-	(7,814)	(7,814)	(109)	33	1	(3,090)	0
Group	61,666	-	61,666	7,040	(10,495)	(480)	106,667	3,557

Reconciliation of the total profit/loss from operations of the reporting segments to the Group’s profit/loss for the period.

	Q3 2009 millions of €	Q3 2008 millions of €	Q1 - Q3 2009 millions of €	Q1 - Q3 2008 millions of €	FY 2008 millions of €
Total profit (loss) from operations (EBIT) of the reporting segments	2,520	2,340	4,869	6,609	7,149
Reconciliation to the Group	(22)	(27)	(115)	(130)	(109)
Profit (loss) from operations (EBIT) of the Group	2,498	2,313	4,754	6,479	7,040
Profit (loss) from financial activities	(802)	(679)	(2,559)	(2,332)	(3,588)
Profit before taxes	1,696	1,634	2,195	4,147	3,452
Income taxes	(551)	(553)	(1,378)	(1,459)	(1,428)
Profit	1,145	1,081	817	2,688	2,024

Deutsche Telekom 1. - 3. Quartal 2009

Bonn, November 5, 2009
Deutsche Telekom AG Board of Management
René Obermann	Hamid Akhavan	Dr. Manfred Balz
Reinhard Clemens	Niek Jan van Damme	Timotheus Höttges
Guido Kerkhoff	Thomas Sattelberger

Review report.

To Deutsche Telekom AG

We have reviewed the condensed consolidated interim financial statements – comprising the balance sheet, the income statement and statement of other comprehensive income, the statement of changes in equity, the cash flow statement, and selected explanatory notes – and the interim Group management report of Deutsche Telekom AG, Bonn, for the period from January 1 to September 30, 2009, which are part of the quarterly financial report pursuant to § 37x (3) of the German Securities Trading Act (Wertpapierhandelsgesetz – WpHG). The preparation of the condensed consolidated interim financial statements in accordance with the IFRSs applicable to the interim financial reporting as adopted by the EU and to the interim Group management report in accordance with the provisions of the German Securities Trading Act applicable to interim group management reports is the responsibility of the parent company’s board of management. Our responsibility is to issue a review report on the condensed consolidated interim financial statements and on the interim Group management report based on our review. In addition, we have been instructed to extend our review report to the compliance of the condensed consolidated interim financial statements with the IFRSs as issued by the IASB applicable to interim financial reporting.

We conducted our review of the condensed consolidated interim financial statements and the interim Group management report in accordance with German generally accepted standards for the review of financial statements promulgated by the Institut der Wirtschaftsprüfer (Institute of Public Auditors in Germany) (IDW) and additionally observed the International Standards on Review Engagements, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” (ISRE 2410). These standards require that we plan and perform the review so that we can preclude through critical evaluation, with moderate assurance, that the condensed consolidated interim financial statements have not been prepared, in all material respects, in accordance with the IFRSs applicable to interim financial reporting as adopted by the EU, the IFRSs as issued by the IASB applicable to the interim financial reporting and that the interim Group management report has not been prepared, in all material respects, in accordance with the provisions of the German Securities Trading Act applicable to interim group management reports. A review is limited primarily to inquiries of company personnel and analytical procedures and therefore does not provide the assurance attainable in a financial statement audit. Since, in accordance with our engagement, we have not performed a financial statement audit, we cannot express an audit opinion.

Based on our review, no matters have come to our attention that cause us to presume that the condensed consolidated interim financial statements have not been prepared, in all material respects, in accordance with the IFRSs applicable to interim financial reporting as adopted by the EU nor the IFRSs as issued by the IASB for interim financial reporting nor that the interim Group management report has not been prepared, in all material respects, in accordance with the provisions of the German Securities Trading Act applicable to interim group management reports.

Stuttgart/Frankfurt am Main, November 5, 2009

Ernst & Young GmbH
Wirtschaftsprüfungsgesellschaft
Stuttgart

(Prof. Dr. Wollmert) Wirtschaftsprüfer	(Forst) Wirtschaftsprüfer

PricewaterhouseCoopers
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft
Frankfurt am Main

(Prof. Dr. Kämpfer) Wirtschaftsprüfer	(Tandetzki) Wirtschaftsprüfer

Reconciliation of pro forma figures.

Pro forma figures include EBITDA and EBITDA adjusted for special factors, EBITDA margin, EBITDA margin adjusted for special factors, as well as free cash flow, and gross and net debt.

Pro forma figures are not governed by International Financial Reporting Standards (IFRS). As other companies may not compute the pro forma figures presented by Deutsche Telekom by the same method, Deutsche Telekom’s pro forma figures may or may not be comparable with disclosures by other companies using similar designations.

The pro forma figures in this Interim Report should not be viewed in isolation as an alternative to profit/loss from operations, net profit/loss, net cash from operating activities or the debt reported in the consolidated balance sheet, or other Deutsche Telekom key performance indicators presented in accordance with IFRS.

EBITDA and EBITDA adjusted for special factors.

EBITDA.

EBITDA for the operating segments and for the Group as a whole is derived from profit/loss from operations (EBIT). This measure of earnings is adjusted for depreciation, amortization and impairment losses to calculate EBITDA. It should be noted that Deutsche Telekom’s definition of EBITDA may differ from that used by other companies.

In this definition, profit/loss from financial activities includes finance costs, the share of the profit/loss of associates and joint ventures accounted for using the equity method, and other financial income/expense. As it is based on profit/loss from operations, this method of computation allows EBITDA to be derived in a uniform manner on the basis of a measure of earnings in accordance with IFRS published for the operating segments and the Group as a whole.

EBITDA is an important indicator used by Deutsche Telekom’s senior operating decision-makers to manage Deutsche Telekom’s operating activities and to measure the performance of the individual segments.

Adjusted EBITDA.

Deutsche Telekom defines EBITDA adjusted for special factors as profit/loss from operations (EBIT) before depreciation, amortization and impairment losses and before the effects of any special factors.

Deutsche Telekom uses EBITDA adjusted for special factors as an internal performance indicator for the management of its operational business activities, and to allow it to better evaluate and compare developments over several reporting periods. For further details concerning the effects of special factors on Group EBITDA and the EBITDA of the operating segments, please refer to the section on “Special factors.”

EBITDA margin/adjusted EBITDA margin.

To compare the earnings performance of profit-oriented units of different sizes, the EBITDA margin and the adjusted EBITDA margin (EBITDA to revenue) are presented in addition to EBITDA and adjusted EBITDA. The EBITDA margin is calculated as the ratio of EBITDA to net revenue (EBITDA divided by net revenue).

Special factors.

Deutsche Telekom’s net profit/loss and EBITDA of the Group and of the operating segments were affected by a number of special factors in both the reporting period as well as the prior-year periods.

The underlying aim is to eliminate special factors that affect operating activities and that make it more difficult to compare EBITDA, net profit/loss and other financial measures of the Group and the operating segments with corresponding figures for prior periods. In addition, statements about the future development of EBITDA and net profit are only possible to a limited extent due to such special factors. On the basis of the unadjusted financial measures, the adjusted values are calculated by adding (expenses) or deducting (income) the special factors.

Adjustments are made irrespective of whether the relevant income and expenses are reported in profit/loss from operations, profit/loss from financial activities, or in tax expense. Income and expenses directly relating to the adjusted items are adjusted.

The following table presents a reconciliation of individual items in the consolidated income statement to the corresponding amounts as adjusted for special factors. The table also shows the method used by Deutsche Telekom to derive EBITDA and EBITDA adjusted for special factors for the entire Group from profit/loss from operations (EBIT) in accordance with IFRS. Reconciliations are presented for both the reporting period and the prior-year period.

Reconciliation of the consolidated income statement.

	Q1 - Q3 2009 millions of €	Special factors in Q1 - Q3 2009 millions of €	Q1 - Q3 2009 without special factors millions of €
Net revenue	48,402	-	48,402
Cost of sales	(26,876)	(172)a	(26,704)
Gross profit (loss)	21,526	(172)	21,698
Selling expenses	(11,752)	(8)b	(11,744)
General and administrative expenses	(3,588)	(68)c	(3,520)
Other operating income	1,031	44d	987
Other operating expenses	(2,463)	(1.860)e	(603)
Profit (loss) from operations (EBIT)	4,754	(2,064)	6,818
Profit (loss) from financial activities	(2,559)	(169)f	(2,390)
Profit (loss) before income taxes	2,195	(2,233)	4,428
Income taxes	(1,378)	139g	(1,517)
Profit (loss)	817	(2,094)	2,911

Profit (loss) attributable to	817	(2,094)	2,911
Owners of the parent (net profit (loss))	356	(2,129)	2,485
Non-controlling interests	461	35	426

Profit (loss) from operations (EBIT)	4,754	(2,064)	6,818
Depreciation, amortization and impairment losses	(10,609)	(1,829)	(8,780)

EBITDA	15,363	(235)	15,598
EBITDA margin (%)	31.7		32,2

Personnel costs	(10,497)	(117)h	(10,380)
Personnel cost ratio (%)	21.7	-	21,4

a
Mainly expenses for staff-related measures in the Germany operating segment and non-staff-related restructuring measures in the Systems Solutions operating segment. The Southern and Eastern Europe operating segment includes expenses for staff-related measures at Hellenic Telecommunications Organization S.A. (OTE), which are offset, however, by proceeds from the involvement of the Hellenic Republic in a staff-related program at OTE.

b
Mainly expenses for staff-related measures. These are offset by proceeds from the involvement of the Hellenic Republic in a staff-related program at OTE in the Southern and Eastern Europe operating segment.

c	Mainly expenses for non-staff-related restructuring measures and staff-related measures in the Germany and Systems Solutions operating segments.
d
Mainly gains on disposal in connection with the sale of Vivento Technical Services at Group Headquarters & Shared Services, and the sale of CAP Customer Advantage Program GmbH in the Germany operating segment.

e	Mainly impairment loss recognized on the goodwill of the cash generating unit T-Mobile UK in the Europe operating segment.
f	Mainly expenses for interest added back to provisions for staff-related measures.
g	Tax effects from special factors on profit before income taxes.
h
Mainly expenses for staff-related measures at OTE in the Southern and Eastern Europe operating segment, which are offset by proceeds from the involvement of the Hellenic Republic, and for other staff-related measures in the Germany and Systems Solutions operating segments and at Group Headquarters & Shared Services.

Deutsche Telekom 1. - 3. Quartal 2009

	Q1 - Q3 2008 millions of €	Special factors in Q1 - Q3 2008 millions of €	Q1 - Q3 2008 without special factors millions of €	FY 2008 without special factors millions of €
Net revenue	45,557	-	45,557	61,666
Cost of sales	(24,912)	(384)a	(24,528)	(33,655)
Gross profit (loss)	20,645	(384)	21,029	28,011
Selling expenses	(11,467)	(122)b	(11,345)	(15,467)
General and administrative expenses	(3,563)	(77)b	(3,486)	(4,597)
Other operating income	1,613	492c	1,121	1,461
Other operating expenses	(749)	(294)d	(455)	(588)
Profit (loss) from operations (EBIT)	6,479	(385)	6,864	8,820
Profit (loss) from financial activities	(2,332)	(98)e	(2,234)	(2,936)
Profit (loss) before income taxes	4,147	(483)	4,630	5,884
Income taxes	(1,459)	120f	(1,579)	(1,889)
Profit (loss)	2,688	(363)	3,051	3,995

Profit (loss) attributable to	2,688	(363)	3,051	3,995
Owners of the parent (net profit (loss))	2,213	(352)	2,565	3,426
Non-controlling interests	475	(11)	486	569

Profit (loss) from operations (EBIT)	6,479	(385)	6,864	8,820
Depreciation, amortization and impairment losses	(7,936)	(10)	(7,926)	(10,639)

EBITDA	14,415	(375)	14,790	19,459
EBITDA margin (%)	31.6		32.5	31,6

Personnel costs	(10,063)	(323)g	(9,740)	(13,024)
Personnel cost ratio (%)	22.1		21.4	21,1

a	Mainly expenses for staff-related measures in the Germany operating segment and non-staff-related restructuring expenses in the Systems Solutions operating segment.
b	Expenses for staff-related measures, non-staff-related restructuring and other expenses.
c	Mainly gains on the disposal of Media&Broadcast in the Systems Solutions operating segment.
d	Mainly costs from the sale of DeTeImmobilien and Vivento business units at Group Headquarters & Shared Services, and expenses for staff-related measures.
e	Mainly expenses for interest added back to provisions for staff-related measures.
f	Tax effects from special factors on profit before income taxes.
g	In particular expenses for voluntary redundancy and severance payments.

Free cash flow in the Group.

Deutsche Telekom defines free cash flow as cash generated from operations less interest paid and net cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment.

Deutsche Telekom believes that free cash flow is used by investors as a measure to assess the Group’s cash generated from operations (after deductions for interest paid and cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment), in particular with regard to subsidiaries, associates and joint ventures, and the repayment of debt. In adopting this definition, Deutsche Telekom reflects the fact that investments in new technologies and efficiency enhancements in operating activities enable tied-up capital to be released. These inflows should therefore be taken into account in assessing investment expenditure and included in free cash flow accordingly.

Free cash flow should not be used to determine the financial position of the Group. A further factor to be noted is that Deutsche Telekom’s definition of free cash flow and its methods of computing this measure are comparable with similarly designated measures and disclosures by other companies only to a limited extent.

Reconciliation of the Group’s free cash flow.

	Q3 2009 millions of €	Q3 2008 millions of €	Q1 - Q3 2009 millions of €	Q1 - Q3 2008 millions of €	FY 2008 millions of €
Cash generated from operations	6,029	4,883	13,840	13,026	17,625
Interest received (paid)	(686)	(598)	(2,019)	(1,728)	(2,257)
Net cash from operating activities	5,343	4,285	11,821	11,298	15,368
Cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment	(2,131)	(2,137)	(6,953)	(5,766)	(8,707)
Free cash flow before proceeds from disposal of intangible assets (excluding goodwill) and property, plant and equipment	3,212	2,148	4,868	5,532	6,661
Proceeds from disposal of intangible assets (excluding goodwill) and property, plant and equipment	74	48	238	256	372
Free cash flow before dividend payments	3,286	2,196	5,106	5,788	7,033

Gross and net debt in the Group.

Gross debt includes not only bonds and liabilities to banks, but also liabilities to non-banks from promissory notes, lease liabilities, derivative financial liabilities and cash collateral received for positive fair values of derivatives, as well as other interest-bearing financial liabilities.

Net debt is calculated by deducting cash and cash equivalents as well as financial assets classified as held for trading and available for sale (due ≤ 1 year). In addition, all derivative financial assets and other financial assets are deducted from gross debt. Other financial assets include all cash collateral paid for negative fair values of derivatives as well as other interest-bearing financial assets.

Deutsche Telekom considers net debt to be an important performance indicator for investors, analysts and rating agencies.

Reconciliation of the Group’s gross and net debt.

	Sept. 30, 2009 millions of €	Dec. 31, 2008 millions of €	Sept. 30, 2008 millions of €
Bonds	40,572	34,302	35,691
Liabilities to banks	4,617	4,222	4,409
Liabilities to non-banks from promissory notes	1,037	887	848
Derivative financial liabilities	1,066	1,053	862
Lease liabilities	1,943	2,009	2,029
Other financial liabilities	1,238	974	585
Gross debt	50,473	43,447	44,424
Cash and cash equivalents	6,080	3,026	3,111
Available-for-sale/held-for-trading financial assets	249	101	138
Derivative financial assets	1,192	1,598	461
Other financial assets	563	564	1,265
Net debt	42,389	38,158	39,449

Investor Relations calendar.

Financial calendar.

Datesa
November 19, 2009	Extraordinary shareholders’ meeting, Deutsche Telekom AG
February 25, 2010	Press conference on the 2009 financial year
May 3, 2010	Shareholders’ meeting, Deutsche Telekom AG
May 12, 2010	Report on the first quarter of 2010, Deutsche Telekom
August 5, 2010	Report on the first half of 2010, Deutsche Telekom
November 4, 2010	Report on the first three quarters of 2010, Deutsche Telekom

a	Dates not yet finalized.

Further dates are published on the Internet at www.telekom.com.

Deutsche Telekom 1. - 3. Quartal 2009

Glossary.

All-IP.

Next generation network that provides real-time and non-real time multimedia services in heterogeneous environments.

Call center.

A company, or department of a company, that offers operator-supported voice services. A large number of operators handle inbound calls via a hotline and/or outbound calls as part of a direct marketing campaign.

Desktop services.

Global desktop services involve a variety of support services, including the outsourcing of entire IT networks. In this context Deutsche Telekom offers a full portfolio of corporate IT services, from server infrastructure and PC workstations through to application management and call center services that provide user support.

DSL – Digital Subscriber Line.

In Deutsche Telekom’s service portfolio as:
ADSL (Asymmetrical Digital Subscriber Line) – Technology used to transmit data at fast rates via standard copper wire pairs in the local loop within a radius of approximately three kilometers.

ADSL2+ – Successor product to ADSL for a higher data rate.

VDSL (Very high bit rate Digital Subscriber Line) – New technology used to transmit exceptionally high data rates via a fiber-optic network.

GSM – Global System for Mobile Communications.

International standard in various frequency ranges for digital mobile communications.

HSDPA/HSUPA – High-Speed Downlink/Uplink Packet Access.

Packet-based protocol that enhances data rates in UMTS networks and lifts transmission speeds into the megabit range for both the downlink and the uplink.

ICT – Information and Communication Technology.

Information and Communication Technology.

Interconnection.

Term used to denote the connections between networks run by various providers, as regulated by the German Telecommunications Act.

Internet/intranet.

The Internet is a worldwide Internet Protocol (IP)-based computer network that has no central network management. By contrast, intranets are managed IP networks that can be accessed only by specific user groups.

IP – Internet Protocol.

Non-proprietary transport protocol in layer 3 of the OSI reference model for inter-network communications.

IP-BSA – IP-Bitstream Access.

Wholesale product for which Deutsche Telekom leases DSL lines to the competitor and transports the datastream via its concentrator network to the associated broadband point of presence (PoP) where the datastream is handed over to the competitor. In contrast to voluntary DSL resale, IP-BSA is a wholesale service required by the regulatory authority. This product is available in conjunction with a Deutsche Telekom PSTN line or as a DSL stand-alone variant (please refer to IP-BSA SA).

IP-BSA SA – IP-BSA Stand Alone.

Wholesale product not bundled with a Deutsche Telekom PSTN line. Allows competitors to offer an all-IP product range.

IPTV – Internet Protocol Television.

A system whereby a digital television service is delivered using the Internet Protocol.

Machine-to-machine (M2M).

Automated exchange of information between terminal equipment such as machines, vehicles or containers and a central control center. M2M technology combines information and communications technology with micro-systems engineering and logistics. It allows remote monitoring, control or maintenance of machines, equipment and systems.

Mbit – Megabit.

Unit of data transmission speed. 1 Mbit = 1,024 kbit (1 kbit = 1,024 bit).

MVNO – Mobile Virtual Network Operator.

Mobile virtual network operators market mobile communications products under their own brand name. They do not have a physical network infrastructure but instead use that of an established mobile network operator.

Prepay.

In contrast to postpay contracts, prepay communication services are services for which credit has been purchased in advance with no fixed-term contractual obligations.

PSTN – Public Switched Telephone Network.

Term generally used by the International Telecommunication Union for circuit-switched analog telephone networks that allow digital data to be transmitted via modem.

Resale.

Resale of products to competitors (see also Wholesale).

Roaming.

A feature of cellular mobile communications networks that ensures that activated mobile stations remain accessible, regardless of location, in all radio cells of the entire area served by the network. Roaming can also include similar networks run by different operators, as is the case with international roaming within the GSM system.

Smart metering.

Smart meters are intelligent digital energy meters that allow remote readings and make energy consumption for the user transparent and directly manageable.

SIM card – Subscriber Identification Module card.

Chip card that is inserted into a cell phone to identify it in the mobile network.

Deutsche Telekom’s mobile communications subsidiaries count their customers by the number of SIM cards activated and not churned. T-Mobile includes in its customer totals the SIM cards with which machines can communicate automatically with one another (M2M cards). The mobile communications subsidiaries count contract customers as customers for the length of their contracts, and count prepay customers as customers as long as they continue to use Deutsche Telekom's services, and then for a prescribed period thereafter, which differs according to the particular market. Generally, at the end of this period, or in the case of payment default or voluntary disconnection, the customers are cancelled or “churned.” The churn rate for any given period represents the number of customers whose service was discontinued during that period, expressed as a percentage of the average number of customers during the period, based on beginning and period-end figures. Competitors may calculate their churn rates using different methods. In addition, the respective churn figures are not comparable across all national operations, because different general terms and conditions and thus different deactivation methodologies are used in different jurisdictions.

SMS and MMS.

The Short Message Service (SMS) is a telecommunications service for the transmission of text messages. It was initially developed for GSM mobile communications and is now also available in the fixed network. The further development of SMS is the Multimedia Messaging Service (MMS) which allows the transmission of various media such as text, images, animations, video and audio clips in a single message. SMS and MMS in particular refer not only to the services, but also to the messages themselves.

UMTS – Universal Mobile Telecommunications System.

Third-generation international mobile communications standard that unites mobile multimedia and telematics services in various frequency spectrums.

VDSL.

See DSL.

Wholesale.

The business of selling services to third parties who in turn sell them to their own end customers either directly or after further processing (see also Resale).

Disclaimer.

This Report (particularly the chapter titled “Development of revenue and profits”) contains forward-looking statements that reflect the current views of Deutsche Telekom management with respect to future events. They are generally identified by the words “expect,” “anticipate,” “believe,” “intend,” “estimate,” “aim,” “goal,” “plan,” “will,” “seek,” “outlook” or similar expressions and include generally any information that relates to expectations or targets for revenue, adjusted EBITDA or other performance measures. Forward-looking statements are based on current plans, estimates and projections. You should consider them with caution.

Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Deutsche Telekom’s control, including those described in the sections “Forward-Looking Statements” and “Risk Factors” of the Company’s Form 20-F report filed with the U.S. Securities and Exchange Commission. Among the relevant factors are the progress of Deutsche Telekom’s workforce reduction initiative and the impact of other significant strategic or business initiatives, including acquisitions, dispositions and business combinations. In addition, movements in exchange rates and interest rates, regulatory rulings, stronger than expected competition, technological change, litigation and regulatory developments, among other factors, may have a material adverse effect on costs and revenue development. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, Deutsche Telekom’s actual results may be materially different from those expressed or implied by such statements. Deutsche Telekom can offer no assurance that its expectations or targets will be achieved. Without prejudice to existing obligations under capital market law, Deutsche Telekom does not assume any obligation to update forward-looking statements to take new information or future events into account or otherwise.

In addition to figures prepared in accordance with IFRS, Deutsche Telekom presents non-GAAP financial performance measures, e.g., EBITDA, EBITDA margin, adjusted EBITDA, adjusted EBITDA margin, adjusted EBIT, adjusted net profit, free cash flow, gross debt and net debt. These non-GAAP measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Non-GAAP financial performance measures are not subject to IFRS or any other generally accepted accounting principles. Other companies may define these terms in different ways. For further information relevant to the interpretation of these terms, please refer to the chapter “Reconciliation of pro forma figures” of this Report, which is also posted on Deutsche Telekom’s Investor Relations Web site at www.telekom.com.

Contacts.

Deutsche Telekom AG

Unternehmenskommunikation

Postfach 20 00, D-53105 Bonn

Phone      +49 (0) 228 1 81 49 49

Fax         +49 (0) 228 1 81 9 40 04
This Interim Group Report can be downloaded from the Investor Relations site on the Internet at:

www.telekom.com/investor-relations

For further information on products of Deutsche Telekom AG:

www.telekom.com

Investor Relations, Bonn office

Phone           +49 (0) 228 181 8 88 80

Fax           +49 (0) 228 181 8 88 99

E-mail:                      investor.relations@telekom.de

 Investor Relations, New York office:

Phone                      +1 212 424 2959

Phone           +1 877 DT SHARE (toll-free)

Fax           +1 212 424 2977

E-mail:                      investor.relations@usa.telekom.de

The English version of the Interim Group Report for the first three quarters of 2009 is a translation of the German version of the Interim Group Report.

The German version of this Interim Group Report is legally binding.

This Interim Group Report is a publication of Deutsche Telekom AG, Investor Relations.

KNr. 642 200 171 (German)

KNr. 642 200 172 (English)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ Raphael Kübler
Name:	Raphael Kübler
Title:	Senior Vice President Controlling and Accounting

Date: November 6, 2009